Exhibit 99.1

RIGHTS OFFERING UNDERWRITING AGREEMENT

between
DEUTSCHE BANK AKTIENGESELLSCHAFT
- and -
UBS LIMITED
- and -
BANCO SANTANDER S. A.
- and -
COMMERZBANK AKTIENGESELLSCHAFT
- and -
HSBC TRINKAUS & BURKHARDT AG
- and -
ING BANK N.V.
- and -
MERRILL LYNCH INTERNATIONAL
- and -
MORGAN STANLEY BANK AG
- and -
SOCIETE GENERALE
- and -
the other financial institutions named herein
Dated September 12, 2010

DEFINITIONS
In this Agreement, the following definitions have the meaning ascribed to them on the following pages:

Page
512(c) Prospectus Supplement	9
Accountholding Bank	12
Action	35
Agreement	6
Applicable Time	17
Approval Date	37
Articles of Association	6
Authorized Agent	47
Authorized Capital	7
BaFin	8
Base Fee	36
Base Prospectus	9
Business	21
Business Day	48
Capital Increase	8
Capital Increase Account	12
Clearstream	13
Closing Date	14
Co-Bookrunners	6
Co-Lead Managers	6
Commercial Register	6
Commitment	10
Company	6
Current Disclosure Package	17
Deutsche Bank	6
Effective Time	17
Exchange Act	18
Existing Shareholders	7
Existing Shares	6
Exit Offering	43
FCPA	26
Final Backstop Price	10
Final Term Sheet	9
Final U.S. Prospectus	9
First Closing Date	14
FSMA	32
German Prospectus	9
German Stock Exchanges	9
Germany	6
Governmental Authority	24
Governmental Authorization	24

Page
Group	19
IFRS	19
Illustrative Financial Information	19
Indemnified Person	34
Indemnifying Person	35
International Offering Circular	9
Issue Price	8
Issuer Free Writing Prospectus	18
Joint Bookrunners	6
Management Board	6
Material Adverse Effect	22
Material Adverse Event	41
Material Insurances	21
Money Laundering Laws	27
New Shares	8
New York Court	47
NYSE	8
OFAC	26
Off-Balance Sheet Arrangements	20
Offer Documents	9
Offered Shares	8
Offering	7
Person	26
Preliminary Backstop Price	10
Process Bank	6
Prospectus Directive	33
Prospectus Regulation	16
Registration Statement	17
Regulation S	7
Relevant Implementation Date	32
Relevant Member State	32
Rights Offering	7
Rump Offering	7
Rump Shares	7
Sanctions	26
SEC	9
Second Closing Date	14
Securities Act	7
Securities Act Regulations	17
Settlement Account	14
Significant Subsidiaries	22
Stock Exchanges	8
Subscription Certificate	12
Subscription Date	38
Subscription Offer	8
Subscription Period	15

Page
Subscription Price	10
Subscription Right	15
Subsidiaries	19
Supervisory Board	6
TERP	10
TERP Discount	10
U.S. Proceedings	47
U.S. Prospectus	9
U.S. Prospectus Supplement	9
UBS Limited	6
Underwriters	6
United States	7
US-Dollar Subscription Price	11
VWAP	10

UNDERWRITING AGREEMENT, dated September 12, 2010 (this “Agreement”)
among
(1)	Deutsche Bank Aktiengesellschaft (the “Company” or “Deutsche Bank”);
(2)	UBS Limited (“UBS Limited” or the “Process Bank”), Banco Santander S.A., COMMERZBANK Aktiengesellschaft, HSBC Trinkaus & Burkhardt AG, ING Bank N.V., Merrill Lynch International, Morgan Stanley Bank AG and SOCIETE GENERALE (together with UBS Limited the “Joint Bookrunners”);
(3)	Banca IMI S.p.A., Banco Bilbao Vizcaya Argentaria, S.A., Barclays Bank PLC, Citigroup Global Markets Limited, CREDIT AGRICOLE CORPORATE & INVESTMENT BANK, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Landesbank Baden-Württemberg, Lloyds TSB Bank plc, Mediobanca - Banca di Credito Finanziario S.p.A., Standard Chartered Bank and The Royal Bank of Scotland N.V. (London Branch) (the “Co-Bookrunners”)
(4)	Bayerische Landesbank, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., DANSKE BANK A/S, KBC SECURITIES NV, Mizuho International plc, MPS Capital Services S.p.A, National Bank of Greece S.A., Natixis, Nordea Bank AB, Raiffeisen Centrobank AG, UniCredit Bank AG, Wells Fargo Securities International Limited and WestLB AG (the “Co-Lead Managers” and together with the Joint Bookrunners and the Co-Bookrunners the “Underwriters”).
RECITALS
(A)	The Company is a stock corporation incorporated under the laws of the Federal Republic of Germany (“Germany”) and registered under docket number HRB 30000 with the commercial register of the Local Court in Frankfurt am Main (the “Commercial Register”).
(B)	As of the date of this Agreement, the registered share capital of the Company amounts to €1,589,399,078.40. It is divided into 620,859,015 ordinary registered shares with a notional par value of €2.56 each (the “Existing Shares”).
(C)	Pursuant to § 4(3) of the articles of association (Satzung) of the Company (“Articles of Association”), the management board (Vorstand) of the Company (“Management Board”) is authorized to increase the share capital on or before April 30, 2012, with the consent of the supervisory board (Aufsichtsrat) of the Company (“Supervisory Board”), once or more than once, by up to a total of EUR 30,600,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights. Pursuant to § 4(4) of the Articles of Association, the Management Board is authorized to increase the share capital on or before April 30, 2013, with the consent of the Supervisory Board, once or more than once, by up to a total of €140,000,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights. Pursuant to § 4(6) of the Articles of Association, the Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of €128,000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights. Pursuant to § 4(7) of the Articles of Association, the Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of €176,640,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights. Pursuant to § 4(8) of the Articles of Association, the Management Board is authorized to increase the share capital on or before April 30, 2014, once or more than once, by up to a total of €314,880,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights. The Company has not yet made use of these authorizations aggregating €790,120,000 referred to above (together, the “Authorized Capital”).
(D)	The Management Board contemplates an increase of the share capital of the Company from the Authorized Capital of €790,120,000 by issuing 308,640,625 ordinary registered shares with no par value and full dividend entitlement for the fiscal year 2010 to its existing shareholders (the “Existing Shareholders”) in a rights offering (the “Rights Offering”) pursuant to Section 186(5) of the German Stock Corporation Act (mittelbares Bezugsrecht). The Rights Offering is made in connection with the contemplated acquisition of further shares in Deutsche Postbank AG as disclosed in the draft Securities Note (Wertpapierbeschreibung) referenced herein in the form filed on September 7, 2010 with the German Supervisory Authority for Financial Services (Bundesanstalt für Finanzdienstleistungsaufsicht).
(E)	The Rights Offering will include public offerings in Germany, the United Kingdom and in the United States of America (the “United States”). The New Shares (as defined below) for which Subscription Rights (as defined below) have not been validly exercised in the Rights Offering and the New Shares for which the subscription rights will have been excluded (together, the “Rump Shares”) will be offered for sale by means of a public offering in the United States and in private placements to investors in Germany and certain other jurisdictions (excluding Japan) (the “Rump Offering” and, together with the Rights Offering, the “Offering”). Offers and sales outside the United States will be made in offshore transactions in reliance on Regulation S (“Regulation S”) under the U.S. Securities Act of 1933 (as amended) (the “Securities Act”).
(F)	On September 12, 2010, the Management Board passed a resolution approving the Offering in principle including the determination of the Subscription Price as contemplated by this Agreement. By resolution dated September 12, 2010, the Supervisory Board approved the foregoing resolution of the Management Board and authorized the Chairman’s Committee of the Supervisory Board (Präsidialausschuss) to take any further resolutions in connection with the Offering.

(G)	By resolution dated September 20, 2010, the Management Board is expected to determine to increase the share capital of the Company by an amount of €790,120,000 (the “Capital Increase”) by issuing 308,640,625 ordinary registered shares with no par value and full dividend entitlement for the fiscal year 2010 (the “New Shares”) from the Authorized Capital. The New Shares may be subscribed by the Underwriters at an issue price (Ausgabebetrag) of €2.56 (the “Issue Price”) per New Share in accordance with the terms and conditions of this Agreement. Pursuant to the resolution of the Management Board to be dated September 20, 2010, the New Shares will be offered to the Existing Shareholders in the Rights Offering (the “Offered Shares”) except for a residual amount of New Shares in respect of which subscription rights may be excluded to avoid broken amounts and to achieve a subscription ratio as follows: Taking into account own (treasury) shares held by the Company as of September 21, 2010, it is contemplated to offer the New Shares at a ratio of 2 (Existing Shares) : 1 (New Share) for subscription to shareholders. If the number of own shares held by the Company on the evening of September 21, 2010 exceeds 3,577,765, the subscription right of shareholders will be excluded to the extent required to arrive at a subscription ratio of 2:1. To achieve a subscription ratio of 2:1 the Company intends to repurchase up to 3.1 million shares of the Company between September 13, 2010 and September 16, 2010.
(H)	By resolution dated September 20, 2010, the Chairman’s Committee of the Supervisory Board which has been authorized for such purpose, is expected to approve the foregoing resolution of the Management Board on the Capital Increase and on the Subscription Price.
(I)	On September 21, 2010 the Company will publish a subscription offer (Bezugsangebot) (the “Subscription Offer”) substantially in the form as set out in Schedule I to this Agreement in the electronic version of the German Federal Gazette (Bundesanzeiger) as well as on September 22, 2010 in one German mandatory stock exchange newspaper of general circulation in Germany. The subscription rights entitling holders to subscribe for the Offered Shares will be traded on the Frankfurt Stock Exchange and the New York Stock Exchange (the “NYSE” and, together with the German Stock Exchanges (as defined below), the “Stock Exchanges”) from, and including September 22, 2010 until, and including September 29, 2010 in the case of the NYSE and October 1, 2010 in the case of the German Stock Exchanges. Deutsche Bank shall act as subscription agent (Hauptbezugsstelle) in connection with the Rights Offering.
(J)	For the purpose of the Offering, the Company has prepared or will prepare the following documents:
(i)	For purposes of the Offering in Germany, the Company has prepared a Registration Document pursuant to Sections 5 and 12(1)3 of the German Securities Prospectus Act (Wertpapierprospektgesetz), which has been approved by the competent German Supervisory Authority for Financial Services (Bundesanstalt für Finanzdienstleistungsaufsicht) (the “BaFin”) on May 7, 2010; and the Company will prepare a Securities Note (Wertpapierbeschreibung) to be dated September 21, 2010 and a Summary (Zusammenfassung) to be dated September 21, 2010, each in the German language and to be approved by the BaFin (the foregoing three documents together the “German Prospectus”). For the purpose of the public offering in the United Kingdom, the German Prospectus will be notified by the BaFin to the competent authority in the United Kingdom in accordance with the procedure specified in Article 18 of the Prospectus Directive and an English version thereof be made available.
(ii)	The Company filed on September 29, 2009 with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-3 (No. 333-162195) pursuant to the provisions of the Securities Act relating to, inter alia, the Company’s ordinary shares and subscription rights with respect thereto, which became effective upon filing pursuant to Rule 462(e) under the Securities Act. Such registration statement contains a base prospectus in the form in which it has most recently been filed with the SEC on or prior to the date of this Agreement (the “Base Prospectus”), to be used in connection with the Offering in the United States. For purposes of the Offering in the United States, the Company will prepare a U.S. prospectus supplement to the Base Prospectus with respect to the New Shares and the Subscription Rights (the “U.S. Prospectus Supplement”, and together with the Base Prospectus, the “U.S. Prospectus”) included in the Registration Statement (as defined below). In addition, the Company shall prepare a prospectus supplement required to be filed pursuant to Item 512(c) of Regulation S-K under the Securities Act (the “Final Term Sheet”) which is to include, among other things, the offer price for the Rump Shares (as defined below) and any other terms of the Rump Offering (the “512(c) Prospectus Supplement” and, together with the U.S. Prospectus, the “Final U.S. Prospectus”).

(iii)	For purposes of the Offering to institutional investors in certain other jurisdictions (excluding Japan), the Company has prepared a Registration Document pursuant to Sections 5 and 12(1)3 of the German Securities Prospectus Act (Wertpapierprospektgesetz), approved by BaFin on May 7, 2010; and the Company will prepare a Securities Note to be dated September 21, 2010 and a Summary to be dated September 21, 2010, each in the English language (the foregoing three documents together the International Offering Circular”; the International Offering Circular together with the German Prospectus and the U.S. Prospectus (as then amended or supplemented, including, if applicable, by the 512(c) Prospectus Supplement), in each case including all documents incorporated or deemed to be incorporated by reference therein, the “Offer Documents”.
(K)	Application will be made to have (i) the New Shares admitted to trading on the regulated market (Regulierter Markt) at the German stock exchanges in Berlin, Düsseldorf, Frankfurt am Main, Hamburg, Hannover, Munich and Stuttgart (collectively, the “German Stock Exchanges”) and to the sub-sector of the regulated market with additional obligations arising from admission (Prime Standard) of the Frankfurt Stock Exchange and (ii) the Subscription Rights admitted to trading on the NYSE and the New Shares listed on the NYSE.

(L)	The Company desires to issue to the Underwriters and the Underwriters desire to subscribe for the New Shares for offering them for subscription and resale in the Offering as provided herein and in the Offer Documents. Deutsche Bank will assume selling activities in the Offering and act as Sole Global Coordinator and bookrunner but will not perform an underwriting function in the Offering.
ARTICLE 1             AGREEMENT TO ISSUE AND SUBSCRIBE
(1)	The New Shares. Subject to the terms and conditions set forth in this Agreement, the Company agrees to issue to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to subscribe for up to the number of New Shares set forth opposite the name of such Underwriter in Schedule II to this Agreement at the Issue Price. The number of New Shares which any particular Underwriter shall be required to subscribe pursuant to this Agreement shall not exceed the maximum number set forth opposite such Underwriter’s name in Schedule II to this Agreement (in each case the “Commitment”), subject to any increase pursuant to Article 11 of this Agreement. Commitments may be reduced by the Company in its sole discretion if further financial institutions accede to this Agreement after the date hereof prior to September 20, 2010. Each of the Joint Bookrunners may pass on its Commitment to third parties by way of a subunderwriting to be coordinated by the Process Bank in consultation with the Company.
(2)	Determination of Final Subscription Price. The subscription price (Bezugspreis) for the New Shares shall be determined as follows:
(a)	The subscription price (Bezugspreis) for the New Shares shall equal at least €31.80 (the “Preliminary Backstop Price”).
(b)	The final subscription price (the “Subscription Price” or “Final Backstop Price”) for the New Shares shall be the higher of (i) the Preliminary Backstop Price and (ii) the amount in Euro based on the volume weighted average price of the Company’s Existing Shares on the Frankfurt Stock Exchange (XETRA trading) on September 20, 2010 (the “VWAP”) and a discount to the theoretical ex rights price (the “TERP”), as calculated by the formula under (c) below) of 20.00 per cent (the “TERP Discount”, it being understood that the Company in its sole discretion, after consultation with UBS Limited, may determine a higher TERP Discount on September 20, 2010) and determined by the following formula based on a subscription ratio of 2:1:

Final Backstop Price:	2 × VWAP × (1 – TERP Discount)
2 + 1 × TERP Discount
(c)	For purposes of clarification, the TERP is calculated as follows:

TERP:	2 × VWAP + 1 × Subscription price
2 + 1

(d)	For purposes of clarification, an example to determine the amount to be calculated pursuant to (b) above is shown below:

Fixing of preliminary subscription price		Fixing of final subscription price
(12-Sep-2010)	Scenario cases	(20-Sep-2010)

Preliminary TERP discount		Final TERP discount
27.05%		20.00%
Reference price 1(a)		Reference price 2(b)
		€56.00	Upside case

€49.4849		€49.4849	Flat case

		€43.00	Downside case
Preliminary subscription price		Final subscription price(c)

		€40.73	Upside case

		€35.99	Flat case

€31.80		€31.80	(Floor price)

		€31.27	Downside case

(a)	VWAP on 9-Sep-2010

(b)	scenario cases for VWAP on 20-Sep-2010

(c)	calculated for the scenario cases for VWAP on 20-Sep-2010 set out above
(e)	The Final Backstop Price/Subscription Price as determined above shall be confirmed by the parties hereto by way of a final term sheet as set forth in Schedule III. If the volume weighted average price of the Company’s Existing Shares on the Frankfurt Stock Exchange (XETRA trading) on the second trading day immediately preceding the Subscription Period (as defined below) is below the Preliminary Backstop Price, the Underwriters shall pay to the Company the Preliminary Backstop Price per New Share but the Subscription Price and the Subscription Period for the Rights Offering shall be determined by the Underwriters after consultation with the Company so as to exclude a factual exclusion of shareholders’ preemptive rights (faktischer Bezugsrechtsausschluss).
(3)	Subscription Price for US holders. Shareholders in the United States shall pay the Subscription Price as determined above in US Dollars. For that purpose, the Subscription Price expressed in US Dollars shall be calculated on the basis of the US Dollar/Euro exchange rate as determined by the European Central Bank at the ECB Euro foreign exchange reference rate on October 6, 2010 (the “US-Dollar Subscription Price”).

(4)	Underwriters not Joint Debtors or Creditors. Each of the Underwriters shall acquire sole title to the New Shares subscribed by it pursuant to this Agreement. The Underwriters shall be neither joint debtors nor joint creditors; there shall be no joint or fractional co-ownership in respect of New Shares among the Underwriters. There shall be no joint liability of the Underwriters.
ARTICLE 2             SUBSCRIPTION AND UNDERWRITING
(1)	Subscription. Subject to the conditions as set out in Article 8 and Article 9 of this Agreement and in accordance with the Commitments, the Underwriters agree to severally and not jointly subscribe the New Shares at the Issue Price, to pay to the Company the Issue Price for each of the subscribed New Shares for the purpose of effecting the registration of the execution of the Capital Increase, to offer the New Shares for subscription and sale in the Offering, and to cause payment of the difference between the Issue Price and the Subscription Price less commissions payable pursuant to Article 7(1) of this Agreement to the Company in accordance with the terms and conditions of this Agreement.
(2)	Subscription Certificates.
(a)	For the purpose of registering the execution of the Capital Increase in the Commercial Register, the Joint Bookrunners shall each deliver to the Company on behalf of the Underwriters a subscription certificate (each a “Subscription Certificate”) (Zeichnungsschein) on or before October 4, 2010, duly signed in duplicate form pursuant to Section 185 of the German Stock Corporation Act (AktG), and each representing 38,580,078 (38,580,079 in the case of UBS Limited) New Shares (total 308,640,525 shares), such Subscription Certificates, in accordance with their terms, to expire on October 5, 2010, 24:00 CET. In subscribing to the New Shares, each of the Joint Bookrunners will subscribe to New Shares equalling its respective Commitment in its own name and as to the remainder of the New Shares to be subscribed pursuant to the preceding sentence in the name of the other Underwriters to be specified in the Subscription Certificate (offene Stellvertretung). Each Joint Bookrunner shall effect payment of the Issue Price of the New Shares subscribed for by it, thus €98,764,999.68 (€98,765,002.24 in the case of UBS Limited), on behalf of the Underwriters to a special account of the Company at UBS Limited (the “Accountholding Bank”) such account entitled “Sonderkonto Kapitalerhöhung” (the “Capital Increase Account”), being non-interest bearing and free of charges. Upon payment of the amount referred to above, the Accountholding Bank shall, on behalf of the Underwriters, cause delivery to the Company of a certificate, confirming such credit pursuant to Sections 203(1), 188(2), 36(2), 36a(1) and 37(1) AktG.
(b)	Promptly upon receipt of the Subscription Certificates and the payment confirmation pursuant to subsection 2(a) of this Article 2, the Company shall effect the registration of the execution of the Capital Increase in the Commercial Register.

(c)	Without undue delay upon the registration of the Capital Increase with the Commercial Register, but at the latest by October 5, 2010, 3.00 p.m. CET, the Company shall, per telefax in advance, furnish the Joint Bookrunners on behalf of the Underwriters with a certified copy of the registration notice of the Commercial Register and a certified excerpt from the Commercial Register evidencing the Capital Increase.
(d)	If the registration of the execution of the Capital Increase with the Commercial Register has not been effected by October 5, 2010, 24:00 CET, the Subscription Certificates for the New Shares shall expire and the Accountholding Bank may cancel on behalf of the Underwriters the credit of the aggregate Issue Price for the 308,640,625 New Shares in the amount of €790,120,000 to the Capital Increase Account. In such event, the Joint Bookrunners and the Company may agree that the Joint Bookrunners shall each submit on behalf of the Underwriters a new Subscription Certificate for the New Shares (to expire in accordance with their terms on a date to be determined by the Joint Bookrunners), effect a new credit of the aggregate Issue Price for the New Shares to the Capital Increase Account and submit a new bank certificate to the Company for the registration of the execution of the Capital Increase with respect to the New Shares. If the Joint Bookrunners and the Company have not agreed on the submission of a new Subscription Certificate for the New Shares on or prior to October 6, 2010, all obligations of the Underwriters to subscribe for and purchase the New Shares under this Agreement shall terminate and the Accountholding Bank shall release any amounts credited to the Capital Increase Account for repayment to the relevant Joint Bookrunner. In this event the reimbursement obligation of the Company with respect to costs, charges and expenses incurred pursuant to the terms of Article 7(2) of this Agreement and the provisions set out in Article 6 of this Agreement shall remain in full force and effect, and the Company shall be obligated to reimburse the Underwriters as provided in Article 9(2) of this Agreement.
(3)	Delivery of Global Share Certificate. Promptly on the day on which the execution of the Capital Increase relating to the New Shares is registered in the Commercial Register but no later than October 5, 2010, 8.00 a.m. CET, the Company shall deliver to the Accountholding Bank on behalf of the Underwriters a global share certificate representing the New Shares. The Accountholding Bank shall deliver the global share certificate to Clearstream Banking AG, Frankfurt am Main (“Clearstream”), to enable transfer of the New Shares to the investors by way of book-entry, it being understood that the New Shares represented by the global share certificate shall be initially credited to an account of the Accountholding Bank at Clearstream for the account of the Underwriters. In the United States, the New Shares shall be credited by the Bank of New York Mellon acting as subscription agent for Deutsche Bank to Cede & Co. and other U.S. shareholders.
(4)	No Acting in Concert. Each of the Underwriters acknowledges and agrees that none of the Underwriters will act in concert with the other Underwriters in relation to the Company, including in particular the exercise of voting rights in relation to the New Shares or any other cooperation with the aim of exerting influence over the Company with regard to its business policy.

ARTICLE 3             DELIVERY AND PAYMENT
(1)	Payment for the New Shares. (a) Subject to the terms and conditions of this Agreement, payment of the Subscription Price for the New Shares shall be effected as follows:
(i)	in respect of the Offered Shares that have been subscribed in the Rights Offering, Deutsche Bank in its function as subscription agent (Hauptbezugsstelle) shall pay the Subscription Price received to the Settlement Account specified below, such payment to be made on October 6, 2010 (the “First Closing Date”); and
(ii)	in respect of the Rump Shares, the Underwriters shall pay the Subscription Price for each of the New Shares to be purchased by such Underwriter pursuant to Schedule II of this Agreement to the Settlement Account specified below, such payment to be made on October 8, 2010 (the “Second Closing Date”, and the First Closing Date and the Second Closing Date each a “Closing Date”).
(b) Any such payment shall be made for value the same day in
(i)	Euro for Offered Shares that have not been subscribed at the US-Dollar Subscription Price as well for Rump Shares, if any, by credit to an account (the “Settlement Account”) of the Accountholding Bank at Deutsche Bank for that purpose; and
(ii)	US Dollar for Offered Shares subscribed at the US-Dollar Subscription Price via a payment of the Bank of New York Mellon acting as subscription agent of the Company to an account of the Accountholding Bank at Deutsche Bank for on-transfer to an account of the Company specified by it after any excess amount for overpayment due to exchange rate changes has been deducted.
Subject to the terms and conditions of this Agreement, the Accountholding Bank, without undue delay after the relevant Closing Date, shall — in each case of (a) (i) and (ii) above minus payments previously made with respect to the payment of the Issue Price per New Share pursuant to Article 2(2)(a) of this Agreement to be returned to the relevant Underwriter and the commissions payable at the relevant closing date pursuant to Article 7(1) of this Agreement — transfer the balance of the Settlement Account and the balance on the Capital Increase Account to an account of the Company specified by it; provided, that in the event that and insofar as deductions by the Underwriters pursuant to Article 7(1) of this Agreement payable at that time have not yet been made, then such amounts shall be paid over to the relevant Underwriter prior to any such transfer.
(2)	Delivery of New Shares to Underwriters. The New Shares shall be delivered to the Underwriters by or on behalf of the Company by submitting the global share certificate evidencing the New Shares to the Accountholding Bank as provided in

Article 2(3) of this Agreement for transfer to Clearstream to allow book-entry transfer in Clearstream to investors, it being understood that the New Shares shall be initially credited to an account of the Accountholding Bank at Clearstream for the account of the Underwriters. It is understood and agreed by the parties hereto that no delivery or transfer of New Shares to the Underwriters under this Agreement on the relevant Closing Dates shall be effective until and unless credit of the Subscription Price for the relevant number of New Shares as set out in subsection (1) above has been made pursuant to this Agreement.
ARTICLE 4             RIGHTS OFFERING AND OFFERING
(1)	Rights Offering. Subject to the provisions set out in Article 8 and 9 of this Agreement, the Underwriters agree to offer the Offered Shares in a ratio of Existing Shares to Offered Shares to be determined in accordance with Recital (D) to the Existing Shareholders. The Offered Shares shall be offered at the Subscription Price in the Rights Offering during the period from (and including) September 22, 2010 to (and including) October 5, 2010 (the “Subscription Period”). The undertaking set out in the preceding sentence constitutes a contract for the benefit of the Existing Shareholders (Vertrag zugunsten Dritter pursuant to Section 328(1) of the German Civil Code (BGB)) and grants the Existing Shareholders the right (each a “Subscription Right”) to receive an offer to purchase Offered Shares from the Underwriters, subject to the conditions precedent set out in the Subscription Offer.
(2)	Co-ordination of Rights Trading. The Process Bank will act as rights trading co-ordinator (Koordinator des Bezugsrechtshandels) for the Rights Offering, in accordance with the rules of the Frankfurt Stock Exchange and customary market practice.
(3)	Offering of Rump Shares. Subject to the provisions set out in Articles 8 and 9 of this Agreement, the Rump Shares will be offered to domestic and international investors, in accordance with Recital (E), on the Business Day succeeding the Subscription Period with the aim to complete such offering by October 6, 2010, with settlement on October 8, 2010. Each of the Underwriters shall pay to the Company on the Second Closing Date the price at which the Rump Shares were sold, but in any event the Subscription Price, in full settlement of the obligations of the Underwriters to purchase such shares.
ARTICLE 5             REPRESENTATIONS AND WARRANTIES; UNDERTAKINGS
(1)	Representations and Warranties of the Company. The Company represents and warrants, in the form of an independent guarantee and irrespective of negligence (selbständiges, verschuldensunabhängiges Garantieversprechen) pursuant to Section 311 of the German Civil Code (BGB), to each of the Underwriters that as of the date of this Agreement, and by delivering the certificates referred to in Article 8(1)(f), Article 8(2)(e) and Article 8(4)(f), as of the Approval Date (as defined below), the Subscription Date (as defined below), and each Closing Date:

(a)	the German Prospectus and any amendment or supplement thereto will comply, as of their respective date, with all applicable legal requirements and all applicable rules and regulations of any competent governmental or regulatory stock exchange authority in Germany, including the requirements set out in Sections 5 and 8 of the German Securities Prospectus Act (Wertpapierprospektgesetz) and the requirements of the Commission Regulation (EC) No 809/2004 of April 29, 2004 implementing the Directive 2003/71/EC of the European Parliament and Council (the “Prospectus Regulation”). The Company has complied and will comply with all relevant regulations relating to the passporting of the German Prospectus into, and the conduct of the Offering in, the United Kingdom. The German Prospectus, as of its date, does not, and if amended or supplemented, if applicable, as of the date of such amendment or supplement, will not, contain any untrue statement of, or omit to state, a fact which is material for the assessment of an investment in the New Shares (enthält in Bezug auf für die Beurteilung der Wertpapiere wesentliche Umstände keine unrichtigen Angaben und ist in Bezug auf solche Angaben nicht unvollständig), all within the meaning of Section 5(4) of the German Securities Prospectus Act (Wertpapierprospektgesetz), Section 13 of the German Securities Sales Prospectus Act (Verkaufsprospektgesetz) and Section 44 of the German Stock Exchange Act (Börsengesetz); provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished in writing to the Company by an Underwriter expressly for use in any Offer Document and to be set out in a separate letter of the Process Bank to the Company prior to approval of the German Prospectus by BaFin; the Offer Documents are substantially identical; the International Offering Circular, as of its date, does not, and, if amended or supplemented, if applicable, as of the date of such amendment or supplement, will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished in writing to the Company by an Underwriter expressly for use in any Offer Document and to be set out in a separate letter of the Process Bank to the Company prior to approval of the German Prospectus by BaFin; any opinions (Aussagen) and beliefs (Ansichten) or any forward looking statements of the Company contained in the German Prospectus and the International Offering Circular are made in good faith after due and careful consideration and are based upon reasonable assumptions; and the Company has taken all necessary steps so that the Offering will be made in compliance with applicable securities laws;
(b)	the Registration Statement on Form F-3 (File No. 333-162195) filed with respect to the New Shares and the Subscription Rights became effective upon filing as of September 29, 2009 under Rule 462(e) under the Securities Act, and any post-effective amendment thereto filed on, or prior to, the date hereof, became effective upon filing under Rule 462(e) under the Securities

Act, no stop order suspending the effectiveness of the Registration Statement or any part thereof has been issued under the Securities Act and is in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the SEC, and no notice of objection of the SEC to the use of the Registration Statement or any post-effective amendment thereto as an automatic shelf registration statement pursuant to Rule 401(g)(2) under the Securities Act shall have been received by the Company. Except where the context otherwise requires, “Registration Statement”, as used herein, means the registration statement referred to above in this sub-paragraph (b), as amended at the time of such registration statement’s effectiveness for the purposes of Section 11 of the Securities Act (the “Effective Time”), including (i) the exhibits and schedules thereto at such time, (ii) the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Securities Act at such time and (iii) the documents otherwise deemed to be a part thereof or included therein by the Securities Act Regulations (as defined below);
(c)	the Registration Statement, when it became effective, complied and, as then amended or supplemented, as of the Effective Time, as of the date and time of execution of the Final Term Sheet (the “Applicable Time”) and the relevant Closing Date, will comply, in each case, in all material respects, with the requirements of the Securities Act and the rules and regulations of the SEC under the Securities Act (the “Securities Act Regulations”); the conditions to the use of Form F-3 in connection with the Offering as contemplated hereby have been satisfied; the Registration Statement constitutes an “automatic shelf registration statement” (as defined in Rule 405 under the Securities Act), and, as of the determination date applicable to the Registration Statement (and any amendment thereof) and the Offering contemplated hereby, the Company is a “well-known seasoned issuer” and is not an “ineligible issuer” (in each case, as defined in Rule 405 under the Securities Act), in each case at the times specified in the Securities Act and the Securities Act Regulations; the Registration Statement did not and will not, as of the Effective Time, as of the date of the U.S. Prospectus Supplement, as of the Applicable Time and as of the relevant Closing Date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished in writing to the Company by an Underwriter expressly for use in any Offer Document;

(d)	each of the Company’s annual report for 2009 on Form 20-F filed with the SEC on March 16, 2010, the Company’s publication in respect of the City of Milan civil litigation and criminal proceedings and other matters filed with the SEC on Form 6-K on May 10, 2010, the Company’s publication in respect of the stress test results of the Committee of European Banking Supervisors filed with the SEC on Form 6-K on July 23, 2010, the Company’s interim results for the six months ended June 30, 2010 filed with the SEC on Form 6-K on July 27, 2010, the investor presentation explaining the capital increase and its background as well as the ad-hoc notice to be published on the date hereof (the latter two documents attached as Exhibit A hereto) (such documents collectively the “Current Disclosure Package”) as of the date of publication or filing, respectively, and with regard to the period to which it relates, does not and did not, respectively, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading; all statements of opinion, intention or expectation, or any forward-looking statements, contained therein were, as of the date on which they were made, made after due and careful consideration of the circumstances considered relevant by the Company, were made in good faith and were based on assumptions considered reasonable by the Company;

(e)	the documents incorporated or deemed to be incorporated by reference in the U.S. Prospectus or the Final U.S. Prospectus as amended or supplemented pursuant to Item 6 of Form F-3, at the time they were or hereafter are filed with the SEC, as the case may be, conformed or, as applicable, will conform in all material respects to the requirements of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”), as applicable, and the rules and regulations of the SEC thereunder, and, when read together with the other information in the U.S. Prospectus or the Final U.S. Prospectus, as the case may be and at such time, none of such documents, at the time they were filed or hereafter are filed with the SEC or when they became or become effective, respectively, contained or will contain, respectively, an untrue statement of a material fact, or omitted or will omit, respectively, to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(f)	no order preventing or suspending the use of the U.S. Prospectus, the Final U.S. Prospectus or any “issuer free writing prospectus” as defined in Rule 433 under the Securities Act relating to the Offering (an “Issuer Free Writing Prospectus”) shall have been issued by the SEC; each of the U.S. Prospectus and the Final U.S. Prospectus will comply, as of the date that it is filed with the SEC, the Applicable Time and the relevant Closing Date, in all material respects, with the requirements of the Securities Act (in the case of the Final U.S. Prospectus, including, without limitation, Section 10(a) of the Securities Act); at no time during the period that begins on the earlier of the date of the Final U.S. Prospectus and the date the Final U.S. Prospectus is filed with the SEC and ends at the later of the relevant Closing Date will the U.S. Prospectus or the Final U.S. Prospectus, as then amended or supplemented, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; any Issuer Free Writing Prospectus, as of its date and at all subsequent times through the completion of the U.S. Offering or until any earlier date that the Company notifies the Underwriters, or (except as superseded by information included or incorporated by reference in the U.S. Prospectus or the Final

U.S. Prospectus) did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus, including any document incorporated by reference therein and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified and when taken together with the U.S. Prospectus, did not and will not, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information relating to any Underwriter furnished in writing to the Company by an Underwriter expressly for use in any Offer Document;
(g)	the Company is (i) not in possession of any non-public information which constitutes insider information under German law, and the transactions contemplated by this Agreement will not constitute a violation by the Company of Section 14 of the German Securities Trading Act (Wertpapierhandelsgesetz), (ii) not currently exercising the right pursuant to Section 15(3) of the German Securities Trading Act granting temporary dispensation to issue ad hoc announcements, and (iii) not aware of any Material Adverse Effect (as defined below) which is not disclosed in the Current Disclosure Package;

(h)	the consolidated financial statements and the selected financial data included (directly or by incorporation by reference) in the Offer Documents give a true and fair view of the net assets, financial position and results of operations of the Company and its subsidiaries (the “Subsidiaries”) on a consolidated basis (the “Group”) as at the respective dates or for the respective periods to which they apply, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the respective periods involved, except as stated in the consolidated financial statements of the Company included (directly or by incorporation by reference) in the Offer Documents; and the unconsolidated financial statements of the Company (Einzelabschluss) included in the German Prospectus and the International Offering Circular give a true and fair view of the net assets, financial position and results of operations of the Company on an unconsolidated basis as at the respective dates or for the respective periods to which they apply and such financial statements have been prepared in accordance with accounting principles generally accepted in Germany pursuant to the German Commercial Code;

(i)	the information about Deutsche Postbank AG presented in the Offer Documents has been reproduced from an outside-in perspective, making in particular use of Deutsche Postbank’s public filings, and to the Company’s knowledge does not contain any material misstatements; and the financial information showing the expected effects of the acquisition by the Company of a majority stake in Deutsche Postbank AG included in the Offer Documents under the section “Reasons for the Offering and Use of

Proceeds — Proposed Takeover Offer to the Shareholders of Deutsche Postbank AG” (the “Illustrative Financial Information”) has been properly prepared on the basis stated therein and is based on assumptions that in the opinion of the Company appropriately account for the material effects of the transactions described therein on the consolidated and non-consolidated financial statements of the Company to which it relates, the adjustments were properly derived on the basis of these assumptions, and the adjustments have been accurately reflected in the Illustrative Financial Information;
(j)	the Company and each of its Subsidiaries maintain a system of internal control which is in compliance with Section 91 Stock Corporation Act (Aktiengesetz) and which is sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, German GAAP or other applicable accounting principles in the relevant jurisdictions, as the case may be; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Offer Documents, since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting

(k)	neither the Company nor any of its Subsidiaries has any off-balance sheet arrangements other than as disclosed in the Offer Documents except for such off-balance sheet arrangements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect (as defined below). “Off-Balance Sheet Arrangements” shall mean any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party under which the Company or any of the Subsidiaries has (i) any obligation under a guarantee contract pursuant to which the Company or any Subsidiary could be required to make payments to the guaranteed party including, without limitation, any standby letter of credit, market value guarantee, performance guarantee, indemnification agreement, keepwell or other support agreement, (ii) any retained or contingent interest in assets transferred to such unconsolidated entity which serves as credit, liquidity or market risk support to the entity in respect of such assets, (iii) any variable interest held in such unconsolidated entity where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with the Company or any of its Subsidiaries, and (iv) any other similar liability or obligation (whether absolute, accrued, contingent or otherwise) that would not be required to be recorded or disclosed in the Company’s consolidated financial statements under IFRS;

(l)	KPMG AG Wirtschaftsprüfungsgesellschaft have audited and issued unqualified audit opinions (uneingeschränkte Bestätigungsvermerke) with regard to the annual financial statements of the Company in accordance with IFRS and German GAAP included (directly or by incorporation by reference) in the Offer Documents and are independent public accountants within the meaning of Section 43(1) of the German Regulation of the Profession of Wirtschaftsprüfer (Wirtschaftsprüferordnung der Wirtschaftsprüfer) as well as required by the Securities Act and the rules thereunder, including Rule 2-01 of Regulation S-X;

(m)	the Company and its Subsidiaries have filed all German and non-German tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect (as defined below) and except as set forth in or contemplated in the Offer Documents) and have paid all taxes determined under a notice of assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a Material Adverse Effect and except as set forth in or contemplated in the Offer Documents; and there is no tax deficiency which has been or might reasonably be expected to be asserted or threatened against the Company or any of its Subsidiaries or any dispute or investigation with any tax authority; except where any of the events above could not have and cannot reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below);

(n)	the Company and each of its Subsidiaries are covered by insurances of insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in, and which are material to, their businesses (the “Material Insurances”); all Material Insurances and similar fidelity or surety bonds insuring the Company or any of its Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its Subsidiaries are in compliance with the terms of such Material Insurances and similar instruments; there are no material claims by the Company or any of its Subsidiaries under any such Material Insurances or similar instrument as to which any insurance company is denying liability or defending under a reservation or rights clause, except in each case, as which would not constitute a Material Adverse Effect; neither the Company nor any of its Subsidiaries has been refused any insurance coverage by a Material Insurance sought or applied for; and neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, except as set forth in or contemplated in the Offer Documents;

(o)	since the date of the latest financial statements included in the Current Disclosure Package or the Offer Documents, as the case may be, the Group has not sustained any loss or interference with its business, as currently conducted and described in the Current Disclosure Package or the Offer Documents (the “Business”), which loss or interference could reasonably be expected to have a material adverse effect in the condition, financial or otherwise, or in the earnings, business affairs, business prospects or shareholders’ equity of the Group, whether or not arising from transactions in the ordinary course of business, or which could impair the ability of the Company to consummate or could otherwise materially affect the transactions contemplated under this Agreement (each a “Material Adverse Effect”), otherwise than as set forth in the Offer Documents or the Current Disclosure Package, as applicable; since the respective dates as of which information is given in the Offer Documents or the Current Disclosure Package, as the case may be, there has not been any change in the share capital of the Company or any increase in consolidated long term debt or decrease in shareholders’ equity of the Group or any material adverse change affecting the general affairs, management, or results of operation of the Group which, in each case, would constitute or would likely result in a Material Adverse Effect;
(p)	the Company is a stock corporation (Aktiengesellschaft) duly incorporated and validly existing under the laws of Germany; the Company and its Significant Subsidiaries (as defined below) have the power and authority to own, lease and operate their respective properties and to conduct their Business; each Significant Subsidiary of the Company is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation; As used herein, “Significant Subsidiaries” includes Subsidiaries of the Company as to which the consolidated total assets of such Subsidiary exceeds 10% of the consolidated total assets of the Group or the income before tax expense exceeds 10% of the consolidated income before tax expense of the Group;

(q)	the share capital of the Company is as set forth in the Offer Documents; all of the Existing Shares have been validly issued and are fully paid and conform to the description of the shares of the Company contained in the Offer Documents; except as disclosed in the Offer Documents there are no outstanding securities convertible into or exchangeable for, or options to purchase from the Company, or obligations of the Company to issue, shares of the Company; and all of the shares of the Company in its Subsidiaries or participations as described in the Offer Documents that are owned by the Company are held directly or indirectly by the Company, free of all encumbrances and other third-party rights or claims (except for intra-group pledges or encumbrances, pledges or encumbrances in the ordinary course of business or pledges or encumbrances that are not likely to have a Material Adverse Effect);

(r)	subject to the passing of the resolutions referred to in Recital (H), the New Shares have been duly and validly authorized and, when registered in the Commercial Register and issued and delivered against payment therefore as provided herein, will be validly issued and fully paid and will conform to the description of the New Shares set out in the Offer Documents; except for the Subscription Rights of the Existing Shareholders pursuant to Article 4(1) of this Agreement, the New Shares are free of other pre-emptive or other similar rights; and there are no restrictions on subsequent transfers of the New Shares except as described in the Offer Documents;
(s)	all dividends and other distributions declared and payable on the New Shares may under the current law and regulations applicable in Germany be paid to the respective shareholders or their depositaries in Euro; except as described in the Offer Documents, such dividends and other distributions will not be subject to withholding or other taxes under the laws applicable in Germany and are otherwise free of any other tax, withholding or deduction in Germany and without the necessity of obtaining any Governmental Authorization (as defined below) in Germany;

(t)	neither the Company nor any of its Significant Subsidiaries is in violation of its articles of association or other governing documents, in default in the performance or observance of any obligation contained in any agreement or instrument to which it is a party or by which it or any of its assets may be bound, or in violation of any law, ordinance, governmental rule, regulation or decree of any court, government or governmental agency or body having jurisdiction over the Company or any of its Significant Subsidiaries or over their respective properties, which violation or default would have a Material Adverse Effect;

(u)	the Company and each of its Subsidiaries have all licenses, franchises, permits, authorizations, approvals and orders and other concessions, including those of and from all Governmental Authorities (as defined below), that are necessary to own or lease their properties and conduct their respective Businesses and that are material to the Company and its Subsidiaries taken as a whole; and neither the Company nor any such Subsidiary has received any notice of pending, imminent or, to the best knowledge of the Company, threatened proceedings relating to the revocation or modification of any such license, franchise, permit, authorization, approval, order or other concession, except where the failure to have such licenses etc. or where such revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect;

(v)	this Agreement has been duly authorized and, when executed and delivered by the Company, will constitute a valid and binding agreement of the Company, enforceable in accordance with its terms subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to and affecting creditors’ rights and general equity principles; the Management Board and the Supervisory Board have taken all necessary corporate or other action to authorize the Offering in accordance with the terms set forth in this Agreement, including the preparation, issuance and distribution of the Offer Documents;

(w)	the execution and delivery by the Company of this Agreement, the issue and sale of the New Shares, the compliance by the Company with the provisions of this Agreement and the consummation of the transactions contemplated herein:
(i)	will not conflict with, or result in a violation of the provisions of, or constitute a default under (or be subject to approval under), any agreement or instrument to which the Company is a party or by which any of them is bound or to which any of their assets is subject, or any license, permit or authorization held by or issued to the Company;
(ii)	will not result in any violation of the articles of association or other governing documents of the Company or any provision of law, judgment or decree of any Governmental Authority (as defined below);
(iii)	do not and will not require any consent, authorization, order, registration or qualification (each a “Governmental Authorization”) of or with any court or governmental, regulatory or stock exchange authority having jurisdiction over the Company or any of its assets, or over the Offering or any portion thereof (each a “Governmental Authority”), except for the registration of the Capital Increase with the Commercial Register, the approval of the German Prospectus by the BaFin, its notification to the competent authority in the United Kingdom and the admission of the New Shares to trading on the Stock Exchanges;
(x)	no issue or transfer taxes and no other taxes or duties are payable by or on behalf of the Underwriters in Germany in connection with:
(i)	the issuance of the New Shares; and
(ii)	the sale and delivery by the Company of the New Shares to or for the respective accounts of the Underwriters;
(y)	neither the Company nor any of its affiliates has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the New Shares; this clause shall not include stabilization effected by the Underwriters in accordance with applicable laws;
(z)	other than as set forth in the Offer Documents, there are no, and in the last twelve months to the date hereof there have not been any, legal or governmental proceedings pending or, to the best knowledge of the Company, threatened or contemplated to which the Company or any of its Subsidiaries is a party or of which any asset of the Company or any of its Subsidiaries is the subject which, if determined adversely to the Company or any of its Subsidiaries, would individually or in the aggregate have a Material Adverse Effect; and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by any Governmental Authority or threatened by others;
(aa)	except as described in the Offer Documents, no labor dispute, strike or other collective bargaining measure currently exists or is currently threatened by any employees of the Company or any of its Significant Subsidiaries, or any representative of such employees, which, if resolved to the detriment of the Company or any of its Subsidiaries or carried out or implemented, would have a Material Adverse Effect. To the best knowledge of the Company there is currently no risk that employees or groups of employees who are of material importance to the business of the Group, intend to terminate or materially alter their existing employment relationship, except as stated in the Offer Documents;

(bb)	except as described in the Offer Documents, the Company and its Significant Subsidiaries own or possess, or can acquire on reasonable terms, all licenses, copyrights, trademarks, service marks and trade names currently employed by them in connection with the business now operated by them as described in the Offer Documents except where failure to possess such licenses, copyrights, trademarks, service marks and trade names would not, singly or in the aggregate, have a Material Adverse Effect; and neither the Company nor any of its Significant Subsidiaries has received any notices of infringement of, or conflict with, asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect;

(cc)	except as set forth in the Offer Documents and except as would not have or would not likely have a Material Adverse Effect, the Company and its Subsidiaries are in compliance with any and all applicable laws and regulations including, in particular, those relating to (i) anti-trust, and (ii) the supervision of financial institutions;

(dd)	the Company, after due inquiry, is of the opinion that the Company and its Subsidiaries will have working capital sufficient for their present requirements, i.e. for the next twelve months following the date of this Agreement. The working capital statement to be included in the Offer Documents is correct and has been prepared in compliance with the recommendations of the Committee of European Securities Regulators (CESR) (CESR/05-054b);

(ee)	all information provided by or on behalf of the Company to the Underwriters or their advisors in connection with their due diligence enquiries or similar requests for information in connection with the Offering has been prepared with due care and has been supplied in good faith and such information was, subject to the terms on which is was supplied, when supplied, true and accurate and not misleading in all material respects and will have been updated properly in all material respects until the Second Closing Date;

(ff)	the Company and the Group have implemented and use procedures (including without limitation the use of third party advisers) in a manner which the Company reasonably believes is prudent to monitor, review, calculate, assess and estimate the sufficiency of its and the Group’s reserves in the light of all circumstances. The Company and the Group calculate, review, assess and estimate the regulatory capital requirements of the Company and other regulated Group companies in a manner reasonably designed to comply with all current applicable statutory requirements and their methodology in relation to its risk based capital position and requirements is, in light of all the circumstances, fair and in accordance with principles and assumptions which the Company reasonably believes are prudent;

(gg)	the Company and its Subsidiaries have established procedures reasonably designed to ensure compliance in all material respects with the applicable statutes, statutory regulations and orders regarding money laundering, unlawful financial activities, control and prevention of terrorism or dealing with politically exposed persons (PEP) of all jurisdictions in which they conduct their business, and no action, suit or proceeding by or before any agency involving the Company or any of its Subsidiaries is pending or threatened in writing with respect to such laws, except where such action, suit or proceeding would not constitute a Material Adverse Effect;

(hh)	neither the Company nor to the Company’s knowledge any of its Subsidiaries nor to the Company’s knowledge any director, officer or employee of the Company or any of its Subsidiaries has violated any regulation of any jurisdiction in which the Company or such Subsidiary conducts business relating to corruption or bribery of officials except in circumstances where such violation would not constitute a Material Adverse Effect;

(ii)	neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and the Company, its Subsidiaries and, to the knowledge of the Company, its affiliates have conducted their business in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(jj)	none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director or officer of the Company or any of its Subsidiaries is an individual or entity (“Person”) that is currently the subject of any sanctions administered or enforced by the U.N. Security Council, the European Union, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or other relevant sanctions authority or pursuant to the U.S. Iran Sanctions Act, as amended (collectively, “Sanctions”); and the Company will not direct the proceeds of the offering of the New Shares hereunder by way of lending, contribution or otherwise, for the purpose of financing activities, which financing, at the time it is made, would fund activities or businesses that would not be compliant with the Sanctions;

(kk)	(i) the Company and its Subsidiaries have established procedures reasonably designed to ensure compliance in all material respects with the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”), (ii) the Company, and to the Company’s best knowledge, its Subsidiaries, are and have conducted their operations at all times in compliance with applicable U.S. financial recordkeeping and reporting requirements and the U.S. money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any U.S. governmental agency and (iii) no action, suit or proceeding by or before any court or governmental agency, authority or body or arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened, except where such action, suit or proceeding would not constitute a Material Adverse Effect;

(ll)	the Company employs disclosure controls and procedures with respect to the Company and its Subsidiaries that are designed to ensure that information relating to the Company and its consolidated subsidiaries required to be disclosed is made known to the Company’s principal executive officer or officers and principal financial officer or officers, by others within those entities, particularly during the period in which the periodic reports to be filed with the SEC are being prepared and in a manner to allow timely decisions regarding required disclosure;

(mm)	the Company is not, and after giving effect to the offering and sale of the New Shares and the application of the net proceeds therefrom as described in the Offer Documents will not be, required to register as an “investment company” under the U.S. Investment Company Act of 1940, as amended.
(2)	Undertakings of the Company. The Company agrees with each of the Underwriters:
(a)	during the period of six months following the admission of the New Shares to trading, to take such actions as set out in § 45(1) no. 4 German Stock Exchange Act (Börsengesetz), if during this period any such correction of an initially inaccurate or incomplete statement in the Offer Documents is, in the judgement of the Company, after consultation of the Process Bank and its counsel, advisable under the circumstances;

(b)	to prepare all amendments or supplements to the Offer Documents necessary in order to comply with the applicable legal requirements, in a form approved by the Joint Bookrunners (such approval not to be unreasonably withheld); and to advise the Underwriters of any issuance by any governmental or regulatory authority of any order preventing or suspending the use of any Offer Document or the initiation or threatening of any proceeding for that purpose;

(c)	to make no amendment or supplement to the Offer Documents without (i) first consulting the Joint Bookrunners and, (ii) except as required by applicable law or stock exchange regulation, having received the prior written consent of the Joint Bookrunners, such consent not to be unreasonably delayed or withheld;

(d)	to furnish the Underwriters free of charge with copies of the Offer Documents and any amendments or supplements thereto in such quantities as the Underwriters may from time to time reasonably request, and if any of the Underwriters is required to deliver an Offer Document in connection with sales of any of the New Shares not sold in the Offering at any time prior to the expiration of six months after the Second Closing Date, upon the relevant Underwriter’s request but at the expense of such Underwriter to prepare and deliver as many copies as the relevant Underwriter may reasonably request of an amended Offer Document or a supplement to the Offer Document to facilitate such sale;

(e)	to apply the net proceeds from the Offering as described in the German Prospectus under the caption “Gründe für das Angebot und Verwendung des Emissionserlöses”, in the International Offering Circular under the caption “Reasons for the Offering and Use of Proceeds” and in the U.S. Prospectus under the caption “Use of Proceeds”;

(f)	to notify the Underwriters of any change affecting any of the warranties in Article 5(1) hereof at any time before the payment is made on each Closing Date, and that it will take all steps that may be reasonably expected by the Underwriters to remedy the change, including, but not limited to, the publication of the change in a supplement to the Offer Documents or otherwise;

(g)	not to (and to cause its affiliates not to) take, directly or indirectly, any action which is designed to or which constitutes or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the New Shares; this clause shall not include stabilization effected by the Underwriters made in consultation with the Company;

(h)	to take all action necessary to have the New Shares listed on the Stock Exchanges and the Subscription Rights admitted to trading on the Frankfurt Stock Exchange and the NYSE;

(i)	other than as set out in the Offer Documents, not to take any action prior to completion of the distribution of the Subscription Rights or the New Shares that will constitute or permit an offering or sale of Subscription Rights or New Shares, or possession or distribution of the Offer Documents or any amendment or supplement thereto, or possession or distribution of any other offering materials, in any country or jurisdiction other than in Germany, the United Kingdom and the United States, where action for that purpose is required;

(j)	to arrange for the qualification of the New Shares for offer and sale and delivery by the Underwriters through their respective affiliates or agents under the laws of such states of the United States as the Joint Bookrunners and the Company may jointly agree and shall maintain such qualifications in effect so long as required for the sale of the New Shares; provided, however, that, in connection therewith, the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation in any jurisdiction in which it is not qualified. The Company will immediately advise the Underwriters of the receipt by the Company of any notification with respect to the suspension of the qualification of the New Shares, for sale in any such jurisdiction or the initiation or threatening of any proceedings for such purposes;

(k)	to comply with the requirements of Rule 424(b) under the Securities Act and to notify the Underwriters immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective or any amended U.S. Prospectus shall have been filed, (ii) of any request by the SEC for any amendment or supplement to the Registration Statement, the U.S. Prospectus or any permitted free writing prospectus or for additional information with respect thereto (except those relating to the offering of securities other than the New Shares) and (iii) of any notice of institution of proceedings for, or the issuance of the SEC of, any stop order suspending the use of the U.S. Prospectus, the Final U.S. Prospectus or any permitted free writing prospectus or of the suspension of the qualification of the New Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any of such purposes. The Company will make reasonable efforts to prevent the issuance of any stop order and, if any stop order is used, to obtain the lifting thereof at the earliest possible moment;

(l)	during the period when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with any sale of New Shares, the Company will give the Underwriters notice of its intention to file or prepare any amendment or supplement to the Registration Statement or the U.S. Prospectus, whether pursuant to the Securities Act, the Exchange Act or otherwise, will furnish the Underwriters with copies (which may be in electronic form) of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Underwriters or counsel for the Underwriters shall reasonably object;

(m)	to furnish to the Underwriters and counsel for the Underwriters, without charge, conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith and documents incorporated or deemed to be incorporated by reference therein) and conformed copies of all consents and certificates of experts, and will also deliver to the Underwriters upon request, without charge, a conformed copy of the Registration Statement as originally filed and of each amendment thereto (without exhibits and documents incorporated by reference) for each of the Underwriters;

(n)	to furnish to each Underwriter, without charge, during the period when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with the sale of Offered Shares, such number of copies of the U.S. Prospectus (as amended), and documents incorporated by reference therein, as such Underwriter may reasonably request. In case any Underwriter is required to deliver a prospectus (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with the sale of the New Shares after the nine-month period referred to in Section 10(a)(3) of the Securities Act, or after the time a post-effective amendment to the Registration Statement is required pursuant to Item 512(a) of Regulation S-K under the Securities Act, the Company will prepare, at its expense, promptly upon request, such amendment or amendments to the Registration Statement and the U.S. Prospectus as may be necessary to permit compliance with the requirements of Section 10(a)(3) of the Securities Act or Item 512(a) of Regulation S-K under the Securities Act, as the case may be;

(o)	to comply with the Securities Act and the Exchange Act with respect to the Offering so as to permit the completion of the distribution of the New Shares as contemplated in this Agreement and in the U.S. Prospectus. If at any time when a prospectus is required by the Securities Act to be delivered (whether physically or through compliance with Rule 172 under the Securities Act or any similar rule) in connection with sales of the New Shares as contemplated in this Agreement and described in the Offer Documents, any event shall occur or condition shall exist as a result of which it is necessary, in the reasonable opinion of counsel for the Underwriters or for the Company, to amend the Registration Statement or amend the U.S. Prospectus (as then amended or supplemented) in order that the U.S. Prospectus (as then amended or supplemented) will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend the U.S. Prospectus (as then amended or supplemented) in order to comply with the requirements of the Securities Act, the Company will promptly prepare and file with the SEC such amendment or amendments or supplements as may be necessary to correct such statement or omission or to make the Registration Statement or the U.S. Prospectus comply with such requirements, and the Company will furnish to the Underwriters such number of copies of such amendment as the Managers may reasonably request;
(p)	in respect of the Rump Offering, if applicable, to prepare a Final Term Sheet and to file such term sheet pursuant to Rule 433(d) under the Securities Act within the time required by such Rule. The Company will comply with Rule 433(g) under the Securities Act;

(q)	to timely file such reports pursuant to the Exchange Act as are necessary in order to make generally available to their security holders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the Securities Act;

(r)	to pay the fees applicable to the Registration Statement in connection with the Offering within the time required by Rule 456(b)(l)(i) under the Securities Act and in compliance with Rule 456(r) under the Securities Act;

(s)	during the period commencing on the date hereof and ending six months after the date of first trading of the New Shares on the Stock Exchanges, without the prior written consent of the Process Bank, which consent may not be unreasonably withheld or delayed, the Company will not, to the extent permitted by German corporate law (im Rahmen des aktienrechtlich Zulässigen):
(i)	exercise an authorization pursuant to its articles of association to increase its capital;

(ii)	submit a proposal for a capital increase or the issuance of financial instruments convertible into shares of the Company or with option rights for shares of the Company to any meeting of the shareholders for resolution (except for authorizations pursuant to Section 202 or Section 221 (2) of the German Stock Corporation Act and the creation of a related conditional capital);

(iii)	offer, pledge, allot, issue (unless being required by applicable law), sell, contract to sell, sell any option to purchase or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares in its capital or any securities convertible into or exercisable or exchangeable for shares in its capital or enter into any swap or other arrangement that transfers to another, in whole or in part, the economic risk of ownership of shares in its capital, whether any such transaction described above is to be settled by delivery of shares in its capital or such other securities, in cash or otherwise.
The foregoing restrictions will not apply to (i) the New Shares to be sold hereunder, (ii) contingent capital instruments issued by the Company mandatorily or voluntarily convertible into shares of the Company or other instruments related thereto, (iii) for the purpose of issuing or otherwise distributing or allocating shares of the Company or options for shares of the Company or other instruments related to shares of the Company to directors (including members of the management board or supervisory board) or employees of the Company or any of the Subsidiaries under a customary directors’(including members of the management board or supervisory board) and/or employees’ stock option, share participation or other employee incentive plan or otherwise related to equity compensation of directors (including members of the management board or supervisory board) or employees of the Company, (iv) sales of treasury shares (or derivative transactions related thereto) carried out in a manner consistent with the Company’s normal treasury activity, (v) hedging, market making and brokerage activities in the ordinary course of the Company’s or any of its affiliates trading activities, and (vi) transactions by the Company or any of its affiliates in execution of customer orders.
(3)	Representations and Warranties by the Underwriters. Each of the Underwriters represents and warrants, severally and not jointly, in the form of an independent guarantee and irrespective of negligence, to the Company that:
(a)	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of any New Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the New Shares in, from or otherwise involving the United Kingdom;

(b)	in relation to each member state of the European Economic Area which has implemented the Prospectus Directive (as defined below (each a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of the New Shares to the public in that Relevant Member State other than in Germany or the United Kingdom, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of New Shares to the public in that Relevant Member State at any time:
(i)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii)	to any legal entity which has two or more of (A) an average of at least 250 employees during the last financial year; (B) a total balance sheet of more than €43,000,000 and (C) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(iii)	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive;
For the purposes of this provision, the expression an “offer of New Shares to the public” in relation to the New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the New Shares so as to enable an investor to decide to purchase or subscribe to the New Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State;

(c)	except for information in the public domain, until the date three Business Days after the Second Closing Date, none of the Underwriters will issue any press releases or make any other public disclosure relating to the Offering without the prior approval of the Company;

(d)	Each Underwriter severally agrees that as of the date of this Agreement up until the Second Closing Date it will not or cause any of its affiliates to, without prior consultation with the Company, enter into any transaction involving shares of the Company or derivatives relating to such shares intended to (x) have the economic effect of hedging or (y) otherwise mitigate the economic risk associated with its underwriting commitments under this Agreement. The foregoing restrictions shall not apply to any Underwriter or its affiliates (save as prohibited by law) as it relates to:
(i)	the ordinary course sales and trading and other activities that are unrelated to an Underwriter’s obligation to underwrite pursuant to Article 2 of this Agreement;

(ii)	transactions entered into for the purposes of hedging in relation to the Company’s shares that are undertaken with a view to achieving a substantially market-neutral position (but allowing for daily trading fluctuations and without taking into account such Underwriter’s underwriting commitments);

(iii)	transactions that involve any shares or derivatives that reference any existing and established sector or market index, provided that the weighting of the shares of the Company of any such sector or market index does not exceed 33 per cent. of the weighting of such index;

(iv)	transactions entered into for the purpose of hedging proprietary positions in the Company’s shares or in derivatives related to the Company’s shares existing prior to the date of this Agreement; or

(v)	any other transactions relating to ordinary course market making or customer facilitation transactions.
Furthermore, no Underwriter (or any of its affiliates) shall be obliged to enter into consultation with the Company in relation to transactions for the account of their customers, in customer facilitation transactions or in trading Company shares or derivatives for the Underwriter’s or any affiliates’ own account, provided that those transactions are carried out in the ordinary course of their businesses and unrelated to the Offering. The Process Bank in its function as coordinator of the subscription rights trading shall be entitled to effect transactions for the purposes of hedging in relation to the subscription rights acquired by it in performing that function.
(4)	Undertakings of the Underwriters. Each of the Underwriters, severally and not jointly, agrees with the Company that except in relation to offers and sales in Germany, the United Kingdom and the United States, no action has been or will be taken in any jurisdiction by any Underwriter that would permit a public offering of the New Shares or possession or distribution of any Offer Document or any other offering material relating to the New Shares in any country or jurisdiction where action for that purpose is required. Each Underwriter represents and warrants that no action has been, or prior to publication of the German Prospectus and its notification to the competent authority in the United Kingdom will be, taken that would constitute a public offering of the New Shares in the Federal Republic of Germany or the United Kingdom. Each Underwriter and any of its Affiliates has complied and will comply in connection with the Offering with all applicable laws and regulations in each jurisdiction in which it offers, sells or delivers New Shares or has in its possession or distributes any of the Offer Documents or any other offering material relating to the New Shares. Each of the Underwriters undertakes not to engage in any activity with the intention to harmfully affect the stock price of the shares of the Company.
ARTICLE 6             INDEMNIFICATION
(1)	General. The Company agrees to indemnify each Underwriter and its directors, officers, partners and employees, any affiliate of such Underwriter and each person who may be deemed to control such Underwriter (each an “Indemnified Person”), against any losses, claims, damages or liabilities to which such Indemnified Person may become subject and which arise out of, or in relation to, or in connection with any material misstatement or alleged material misstatement contained in the Registration Statement (or any amendment thereto), any Offer Document, any Issuer Free Writing Prospectus or in any Company approved retail marketing materials distributed or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading. In each such case, the Company will reimburse each Indemnified Person for any legal or other expenses reasonably incurred by such Indemnified

Person in connection with investigating or defending any such action or claim as such expenses are incurred.

(2)	No Release. The Company expressly acknowledges that it shall not be released from its obligations under subsection (1) by reason of (a) the fact that certain Underwriters have, or will have, assisted in the drafting of the Offer Documents and that the Offer Documents may also be signed by the Underwriters or (b) any investigation (or any statement as to the results of any investigation) made by or on behalf of any Underwriter or any other Indemnified Person under subsection (1) above.

(3)	Assumption of Defense. If any action, suit, proceeding (including any governmental or regulatory investigation), claim or demand (“Action”) shall be brought or asserted against any person indemnified by subsection (1) above in respect of which indemnity may be sought pursuant to this Article 6, the Indemnified Person shall notify promptly the person against whom such indemnity may be sought (the “Indemnifying Person”) in writing. The omission to notify promptly the Indemnifying Person shall not relieve the Indemnifying Person from any liability which it may have to any Indemnified Person, except to the extent that the delayed notification or absence of notification has significantly impaired the Indemnifying Person’s ability to influence the outcome of the Action or led to an increased loss. Promptly upon receipt of such notice from the Indemnified Person, the Indemnifying Person may retain legal advisers reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and may assume the defense of such Action. In any Action for which the Indemnifying Person has assumed the defense and retained legal advisers, any Indemnified Person shall have the right to retain its own legal advisers, but the fees and expenses of such legal advisers shall be the liability of such Indemnified Person unless any of the following circumstances occur in which case they shall be the liability of the Indemnifying Person: (i) the Indemnifying Person has failed within a reasonable time to retain legal advisers reasonably satisfactory to the Indemnified Person or (ii) the parties in any such Action include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same legal advisers would be inappropriate due to actual or potential differing interests between them or (iii) the Indemnified Person could raise defenses in the Action which are not available to the Indemnifying Person. The Indemnifying Person shall not, in connection with any Action or related action in the same jurisdiction, be liable (except as mentioned above) for the fees and expenses of more than one separate firm of legal advisers reasonably incurred (in addition to any local legal advisers) for all Indemnified Persons, and all such fees and expenses shall be reimbursed as they are incurred. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Person is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Person from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Person. An Indemnified

Person shall not settle any Action without the consent of the Indemnifying Person, such consent not to be unreasonably withheld.
(4)	Termination of No Effect on Indemnities. The foregoing indemnities shall remain unaffected by any termination pursuant to Article 10 of this Agreement.
(5)	Non-Exclusive Remedy. The obligations of the Company under this Article 6 shall be in addition to any liability which the Company may otherwise have, in particular for breach of representations and warranties as well as undertakings.
ARTICLE 7             FEES; COMMISSIONS; EXPENSES
(1)	Fees. As consideration for their participation, the Underwriters will receive from the Company a base fee of 2.00% of the product of the number of New Shares times the Subscription Price (the “Base Fee”). The Base Fee shall be composed of 20% management fee and 80% underwriting commission. Deutsche Bank shall retain 50% of the management fee and UBS Limited shall retain 25% of the management fee as a praecipuum. The remainder of the management fee will be distributed among the Joint Bookrunners in accordance with their respective Commitments. The underwriting commission shall be allocated to the Underwriters in accordance with their respective Commitments. A further incentive fee of up to 0.25% of the product of the number of New Shares times the Subscription Price shall be determined, at the sole discretion of the Company, which will be allocated among the Underwriters and Deutsche Bank in accordance with the fee split for the Base Fee set out above.
(2)	Costs and Expenses to be borne by the Company. The Company agrees with the Underwriters that it will pay or cause to be paid the following costs and expenses:
(a)	the fees, disbursements and expenses of the Company’s counsel and accountants (including the cost of the provision of comfort letters) in connection with the issue of the New Shares and the transactions contemplated by this Agreement;
(b)	the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the New Shares under the securities laws in Germany and all other expenses in connection with the preparation, printing and filing of the Offer Documents and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers and incentive fees the Company has decided to pay to depositary banks in connection with the Rights Offering made to the Existing Shareholders;
(c)	all fees and expenses in connection with admission to trading of the Subscription Rights on the Frankfurt Stock Exchange and the NYSE and the listing of the New Shares on the Stock Exchanges;

(d)	the costs and expenses incurred by the Company in connection with the marketing of the New Shares, including without limitation costs from roadshows and other marketing activities of the Company.
(3)	Payment. Any commissions payable pursuant to subsection (1) may, in the discretion of the Underwriters, be deducted from the aggregate purchase price for the New Shares payable to the Company pursuant to Article 3(1) of this Agreement or shall be separately paid by the Company upon demand by the Underwriters, to an account specified for such purpose by the Underwriters. The disbursements and other expenses payable pursuant to subsection (2) of this Article 7 shall be paid by the Company promptly upon receiving proper invoices setting out such expenses.
ARTICLE 8             CONDITIONS PRECEDENT AS TO NEW SHARES
(1)	Approval of the German Prospectus. The obligation of the Underwriters to subscribe the New Shares and to proceed with the Offering shall be subject to the conditions that the BaFin has approved the German Prospectus on September 21, 2010 and that as of such date (the “Approval Date”):
(a)	all representations and warranties made by the Company in this Agreement are true and correct in all material respects;
(b)	the Company shall have performed all of its obligations hereunder in all material respects;
(c)	the Underwriters shall have received on the Approval Date legal opinions and disclosure letters (duly signed and completed) dated the Approval Date, as follows:
(i)	Cleary Gottlieb Steen & Hamilton LLP, German and U.S. counsel to the Company, substantially to the effect set forth in Schedule IV Parts 1, 2, 3 and 4 hereto;

(ii)	Hengeler Mueller, German counsel to the Underwriters, substantially to the effect set forth in Schedule V Part 1 and 2 hereto;

(iii)	Davis Polk & Wardwell LLP, U.S. counsel to the Underwriters, substantially to the effect set forth in Schedule VI Part 1 and 2 hereto;

(iv)	Legal department of the Company, in form and substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VII hereto;
(d)	the Underwriters shall have received on the Approval Date (i) comfort letters from KPMG Deutsche Treuhand-Gesellschaft, Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, auditors to the Company, dated the Approval Date, regarding the German Prospectus (IDW PS 910) and the U.S. Prospectus and International Offering Circular (SAS 72) in form ad substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VIII hereto;
(e)	the Registration Statement filed by the Company on Form F-3 and any Rule 462(b) Registration Statement required to be filed under the Securities Act prior to the sale of the New Shares shall have been filed and shall have become effective; and as of the date the US Prospectus is filed, no stop order of the SEC preventing or suspending the use of the U.S. Prospectus, the Final U.S. Prospectus, or any Issuer Free Writing Prospectus, or the effectiveness of the Registration Statement, shall have been issued under the Securities Act and no proceedings for that purpose initiated or threatened by the SEC, and any request on the part of the SEC for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters;

(f)	the Underwriters shall have received on the Approval Date a certificate, substantially to the effect set forth in Schedule IX hereto, dated the Approval Date of duly authorized officers of the Company as to (A) the accuracy of the warranties of the Company at the Approval Date, (B) the performance by the Company of all its obligations to be performed hereunder at or prior to such date, and (C) the absence of any Material Adverse Event;

(g)	no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental or regulatory authority in Germany, the United Kingdom or the United States that would, as of the date of the publication of the Offer Documents, prevent the issuance or sale of the Offered Shares; and no injunction or order of any court in any of the foregoing jurisdictions shall have been issued that would, as of such date, prevent the issuance or sale of the Offered Shares; and

(h)	no event shall have occurred which causes a Material Adverse Event (as defined in Article 9 below);
(2)	Conditions to Delivery of Subscription Certificate. The obligation of the Underwriters to subscribe for the New Shares and to proceed with the Offering of the New Shares, including in particular the obligation of the Joint Bookrunners to deliver the Subscription Certificates for the New Shares on behalf of the Underwriters as provided in Article 2(2)(a) of this Agreement, shall be subject to the conditions that, at and as of the time the Subscription Certificates for the New Shares are signed by the Joint Bookrunners and are delivered to the Company (the “Subscription Date”):
(a)	all warranties made by the Company are true and correct in all material respects;
(b)	the Company shall have performed all of its obligations hereunder in all material respects;

(c)	the Underwriters shall have received on the Subscription Date legal opinions and disclosure letters (duly signed and completed) dated the Subscription Date, as follows:
(i)	Cleary Gottlieb Steen & Hamilton LLP, German and U.S. counsel to the Company, substantially to the effect set forth in Schedule IV Part 1, 2, 3 and 4 hereto;

(ii)	Hengeler Mueller, German counsel to the Underwriters, substantially to the effect set forth in Schedule V Part 1 and 2 hereto;

(iii)	Davis Polk & Wardwell LLP, U.S. counsel to the Underwriters, substantially to the effect set forth in Schedule VI Part 1 hereto;

(iv)	Legal department of the Company, in form and substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VII hereto;
(d)	the Underwriters shall have received on the Subscription Date bring down comfort letters from KPMG Deutsche Treuhand-Gesellschaft, Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, auditors to the Company, dated the Subscription Date, in form and substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VIII hereto;
(e)	the Underwriters shall have received on the Subscription Date a certificate, substantially to the effect set forth in Schedule IX hereto, dated the Subscription Date of duly authorized officers of the Company as to (A) the accuracy of the warranties of the Company at the Subscription Date, (B) the performance by the Company of all its obligations to be performed hereunder at or prior to such date, and (C) the absence of any Material Adverse Event;
(f)	as of the Subscription Date, no stop order of the SEC preventing or suspending the use of the U.S. Prospectus, the Final U.S. Prospectus, or any Issuer Free Writing Prospectus, or the effectiveness of the Registration Statement, shall have been issued under the Securities Act and no proceedings for that purpose initiated or threatened by the SEC, and any request on the part of the SEC for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters;
(g)	no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental or regulatory authority in Germany, the United Kingdom or the United States that would, as of the date of the Subscription Time, prevent the issuance or sale of the Offered Shares; and no injunction or order of any court in any of the foregoing jurisdictions shall have been issued that would, as of such date, prevent the issuance or sale of the Offered Shares; and
(h)	no event shall have occurred which causes a Material Adverse Event.

(3)	Withdrawal of Application for Registration. If the Process Bank shall determine on behalf of the Underwriters that any of the conditions referred to in Article 8(1)(a) through (h) or (2)(a) through (h) of this Agreement shall at any time between the approval of the German Prospectus and the registration of the execution of the Capital Increase with the Commercial Register not be satisfied, the procedures described in Article 10(1) of this Agreement shall apply. If such application for registration of the execution of the Capital Increase has not been, or could no longer be, withdrawn, the procedures described in Article 10(2) of this Agreement shall apply.
(4)	Conditions to Payment. The obligations of the Underwriters to proceed with the Offering of the New Shares, in particular to pay the Subscription Price for the New Shares in accordance with Article 3(1) of this Agreement on the Closing Dates, shall be subject to the conditions that, at and as of the time of the relevant Closing Date:
(a)	the Company shall have delivered to the Accountholding Bank the duly executed global share certificate evidencing the New Shares, and a certified excerpt from the Commercial Register evidencing the registration of the execution of the Capital Increase represented by the New Shares, and the New Shares shall have been admitted to trading on the German Stock Exchanges;

(b)	all warranties made by the Company shall be true and correct in all material respects;

(c)	the Company shall have performed all of its obligations hereunder in all material respects;

(d)	the Underwriters shall have received on the relevant Closing Date legal opinions and disclosure letters (duly signed and completed) dated the relevant Closing Date, as follows:
(i)	Cleary Gottlieb Steen & Hamilton LLP, German and U.S. counsel to the Company, substantially to the effect set forth in Schedule IV Part 1, 2, 3 and 4 hereto;

(ii)	Hengeler Mueller, German counsel to the Underwriters, substantially to the effect set forth in Schedule V Part 1 and 2 hereto;

(iii)	Davis Polk & Wardwell LLP, U.S. counsel to the Underwriters, substantially to the effect set forth in Schedule VI Part 1 and 2 hereto;

(iv)	Legal department of the Company, , in form and substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VII hereto;

(e)	the Underwriters shall have received on the relevant Closing Date bring down comfort letters from KPMG Deutsche Treuhand-Gesellschaft, Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, auditors to the Company, dated the relevant Closing Date, , in form and substance reasonably satisfactory to the Process Bank, the current draft attached in Schedule VIII hereto;

(f)	the Underwriters shall have received on the relevant Closing Date a certificate substantially to the effect set forth in Schedule IX hereto, dated the same day, of duly authorized officers of the Company as to (A) the accuracy of the warranties of the Company at the relevant Closing Date, (B) the performance by the Company of all its obligations to be performed hereunder at or prior to such date, and (C) the absence of any Material Adverse Event;

(g)	as of the relevant Closing Date, no stop order of the SEC preventing or suspending the use of the U.S. Prospectus, the Final U.S. Prospectus, or any Issuer Free Writing Prospectus, or the effectiveness of the Registration Statement, shall have been issued under the Securities Act and no proceedings for that purpose initiated or threatened by the SEC, and any request on the part of the SEC for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters;

(h)	no action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental or regulatory authority in Germany, the United Kingdom or the United States that would, as of the date of the relevant Closing Date, prevent the issuance or sale of the Offered Shares; and no injunction or order of any court in any of the foregoing jurisdictions shall have been issued that would, as of such date, prevent the issuance or sale of the Offered Shares; and

(i)	no event shall have occurred which causes a Material Adverse Event.
(5)	Waiver. The Process Bank may waive in its sole discretion any of the conditions precedent set out in this Article 8 on behalf of the Underwriters.
ARTICLE 9             MATERIAL ADVERSE EVENT
(1)	Events. The Process Bank may at any given time prior to the First Closing Date, 5:00 p.m. CET, after consultation with (if and to the extent reasonably practicable), and by notice to the Company, terminate this Agreement on behalf of the Underwriters, if it determines a Material Adverse Event has occurred. The determination by the Process Bank on behalf of the Underwriters of any change or event described in the following subsections (a) to (f) shall constitute a “Material Adverse Event”, provided that the event occurred or became known between the date of this Agreement and the First Closing Date, 5:00 p.m. CET, and provided further that in the case of an event specified in clause (e) such event, individually or together with any other event, makes it, in the reasonable judgment of the Process Bank on behalf of the Underwriters, impracticable or inadvisable to market the

New Shares or otherwise proceed with the Offering on the terms and in the manner contemplated herein:
(a)	Since the date as of which information is given in the Current Disclosure Package or the Offer Documents, as the case may be, there shall have been a material adverse effect in the condition, financial or otherwise, or in the earnings, business affairs, business prospects or shareholders’ equity of the Group, whether or not arising from transactions in the ordinary course of business other than as set forth or contemplated in the Current Disclosure Package or the Offer Documents, as the case may be (exclusive of any amendment or supplement thereto).

(b)	Trading generally shall have been suspended (other than for technical reasons) on or by, as the case may be, any of the Frankfurt Stock Exchange, the London Stock Exchange, or the New York Stock Exchange.

(c)	Trading of any securities of the Company shall have been suspended on any Stock Exchange, except for immaterial suspensions in connection with an ad hoc announcement pursuant to Section 15 of the German Securities Trading Act (WpHG).

(d)	A general moratorium on commercial banking activities in Frankfurt am Main, New York or London shall have been declared by authorities or a material disruption (wesentliche Unterbrechung) in securities settlement, payment or clearances services in Europe or the United States has occurred.

(e)	There shall have occurred a material adverse change in the national or international economic, political, industrial, legal or financial conditions or conditions of the capital markets or exchange rates or such change shall be probable.

(f)	There has occurred any outbreak or escalation of hostilities involving Germany, the United Kingdom or the United States, or the declaration by Germany, the United Kingdom or the United States of a national emergency or war or the occurrence of any acts of terrorism or any other calamity or crisis.
(2)	Consequences of Termination. Upon such termination, no party shall be under any liability to any other in respect of this Agreement, except that (a) all indemnity provisions in this Agreement shall continue in full force and effect, and (b) the Company shall bear any out-of-pocket expenses (including legal fees) reasonably incurred by the Underwriters in connection with the transaction contemplated by this Agreement prior to such termination. If this Agreement is terminated pursuant to this Article 9 after delivery of the Subscription Certificates, the provisions of Article 10 of this Agreement shall apply.

ARTICLE 10             CONSEQUENCES OF NON-OCCURENCE OF CONDITIONS
(1)	Prior to Registration of the Execution of the Capital Increase. Should any of the conditions referred to in Article 8(1) subsections (a) through (h), (2) subsections (a) through (h) and (4) subsections (a) through (i) of this Agreement not be satisfied at any time between the date of this Agreement and the registration of the Capital Increase with the Commercial Register, the Process Bank may terminate this Agreement on behalf of the Underwriters and, if the Subscription Certificates and the payment confirmation pursuant to Article 2(2)(a) have already been delivered, require the Company to use its best efforts to procure that the application for the registration of the execution of the Capital Increase is withdrawn. If such application for registration of the execution of the Capital Increase is successfully withdrawn, each of the parties shall be released and discharged from their respective obligations hereunder and the Company shall return the Subscription Certificates for the New Shares to the Underwriters, and release any amounts credited to the Capital Increase Account. This does not apply to the provisions as set out in Article 6 of this Agreement; in addition, the Company shall be obliged to reimburse for legal expenses reasonably incurred by the Underwriters as set out in Article 9(2) of this Agreement.
(2)	Subsequent to Registration of Capital Increase. If at any time after the registration of the execution of the Capital Increase with the Commercial Register and before the Second Closing Date, one or more of the conditions set out in Article 8(4) under lit. (a) through (g) of this Agreement is not satisfied, the Process Bank shall be entitled to terminate this Agreement on behalf of the Underwriters, except as provided in subsection (3) below. In this event, the Underwriters shall be released from their obligation to purchase the New Shares and pay the Subscription Price (less the Issue Price already paid) for the New Shares. The termination of this Agreement does not apply to the provisions as set out in Article 6 of this Agreement; in addition, the Company shall be obliged to reimburse for reasonable expenses as set out in Article 9(2) of this Agreement. In the event of a termination pursuant to this subsection (2), the following procedure shall apply:
(a)	During a period not exceeding five Business Days after the termination of this Agreement, the Company shall discuss with the Process Bank on behalf of the Underwriters whether, and for what period, the offer and sale of the New Shares shall be postponed (giving regard to the publication of the nine months results of the Company) or whether, subject to subsection (3) below, the Company may designate one or more third parties to purchase the New Shares in accordance with the applicable laws and the Articles of Association of the Company. In the event of a rights offering or an offering of the New Shares to third parties, the Underwriters shall, subject to mandatory provisions of the German Stock Corporation Act, only be obliged to deliver such New Shares to the respective third party against payment of the Subscription Price, commissions, fees and expenses pursuant to Article 7 of this Agreement and reimbursement for the expenses incurred in connection with the financing of the Issue Price. The obligation of the Company to reimburse for other expenses remains unaffected.

(b)	If the Company and the Process Bank on behalf of the Underwriters fail to agree on a procedure to be applied within a period of five Business Days, or if none of the transactions as contemplated under (a) above has taken place within two months after termination of this Agreement, the Underwriters may, subject to subsection (3) below, sell the New Shares at their discretion, using their best efforts that these shares are broadly placed (the “Exit Offering”), provided that (i) if such sales are effected at a price below the Subscription Price, such sales have to be made subject to a rights offering in accordance with Section 186 (5) of the German Stock Corporation Act at such lower price to the Company’s shareholders. As soon as practicable after notification by the Process Bank on behalf of the Underwriters, of the intention to conduct the Exit Offering, the Company shall procure that the Management Board and Supervisory Board adopt the resolutions necessary to reduce the Subscription Price and to authorize the Exit Offering. This Agreement shall apply mutatis mutandis to the Exit Offering except that in event of a termination of the Exit Offering Articles 10 (2)(a) and 10 (2)(b) of this Agreement shall not apply. The Underwriters shall retain the amount paid by them in respect of the Issue Price of the New Shares, the costs incurred in financing the Issue Price, if any, commissions as provided for in Article 7 of this Agreement and the expenses incurred in connection with the subscription and the placement of the New Shares. The Company shall receive the remainder of the proceeds.
(3)	No Termination with regard to Exercises of Subscription Rights and First Closing Date. In the event Existing Shareholders have exercised and not revoked, at the date of the First Closing Date, their Subscription Rights in the Rights Offering, the termination of this Agreement shall to the extent of such exercise be deemed to have not occurred and the rights and obligations of the parties hereto and the occurrence of the First Closing Date shall insofar remain unaffected by the termination. If this Agreement is terminated prior to the First Closing Date but Existing Shareholders request to subscribe Offered Shares upon the exercise of their Subscription Rights, the Underwriters shall fulfill such request and pay the proceeds (less the Issue Price already paid in relation to such shares) to the Company.
(4)	Expenses. Subject to mandatory applicable law, in particular Section 57 of the German Stock Corporation Act, any additional expenses directly arising from the foregoing procedures reasonably incurred shall be reimbursed to the Underwriters by the Company.
ARTICLE 11             DEFAULT BY UNDERWRITERS
(1)	Postponement of Closing Dates. If any Underwriter shall default on its obligation to pay the Subscription Price with respect to New Shares which it has agreed to purchase hereunder at the relevant Closing Date, the respective Closing Date shall be postponed to the extent, but only to the extent, necessary to give effect to the provisions of this Article 11. In such an event, the Underwriters may arrange for another party or other parties to purchase such New Shares on the terms contained herein. If, within 24 hours after such default by any Underwriter, the Underwriters do not arrange for the purchase of such New Shares, the Company shall be entitled to a further period of 24 hours, which it may waive in its sole discretion, within which to procure another party or other parties satisfactory to the Underwriters to purchase such New Shares on such terms. In the event that, within the respective prescribed periods, the Underwriters notify the Company that they have arranged for the purchase of such New Shares, or the Company notifies the Underwriters that it has arranged for the purchase of such New Shares, the Company and the Underwriters will consult with each other with a view to effecting whatever changes may thereby be made necessary in the Offer Documents and the Underwriters and the Company will determine a new Closing Date to occur within three Business Days after such notification. The term “Underwriter” as used in this Agreement shall include any person substituted under this Article 11 with like effect as if such person had originally been a party to this Agreement with respect to such New Shares. Any amounts credited to the Capital Increase Account prior to a postponement pursuant to this Article 11(1) shall bear interest for each day of such postponement period at a rate equal to the Euro interbank offered rate (EUONIA) for overnight deposits.
(2)	Step-up.
(a)	If, following the end of any such 24 or 48-hour period, as the case may be, referred to in subsection (1) above and after giving effect to any arrangements for the purchase of the New Shares of a defaulting Underwriter or Underwriters by another party or other parties, as provided in subsection (1) above, the aggregate number of such New Shares for which the Subscription Price has not been paid does not exceed 1/10 of all the New Shares to be purchased at the relevant Closing Date, then the Company shall have the right (i) to require each non-defaulting Underwriter to pay the Subscription Price with respect to the number of New Shares which such Underwriter agreed to purchase hereunder at the relevant Closing Date, (ii) in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of New Shares which such Underwriter agreed to purchase hereunder relative to the aggregate number of New Shares which the non-defaulting Underwriters agreed to purchase hereunder) of New Shares of such defaulting Underwriter or Underwriters for which alternate purchase arrangements have not been made; provided, that no such non-defaulting Underwriter may be required to purchase New Shares in excess of 1/9 of the number of New Shares which such Underwriter agreed to purchase at the Closing Date (i.e. the increased obligation must not exceed 10/9 of the initial underwriting commitment).
(b)	Nothing in subsection (2) above shall relieve a defaulting Underwriter from liability for its default.
(3) Termination.
(a)	If, following the end of any such 24 or 48-hour period, as the case may be, referred to in subsection (1) above and after giving effect to any arrangements for the purchase of New Shares of a defaulting Underwriter or Underwriters by another party or other parties, as provided in subsection (1)

above, the aggregate number of such New Shares for which the Subscription Price (or the other amount provided in Article 4(2) of this Agreement) has not been paid exceeds 1/10 of all New Shares to be purchased at the relevant Closing Date or if the Company does not exercise the right described in subsection (2)(a)(ii) above to require non-defaulting Underwriters to purchase New Shares of a defaulting Underwriter or Underwriters, then the non-defaulting Underwriters may, in its discretion, terminate each Underwriter’s obligation to purchase the New Shares. Notwithstanding such termination, the obligations of the Company for expenses as provided in Articles 7, 9(2) and 10(4) of this Agreement and the respective indemnities of the Company in Article 6 of this Agreement shall survive together with any other provisions of this Agreement that are expressed to survive the termination hereof. Nothing in this subsection (3) shall relieve a defaulting Underwriter from liability hereunder.
(b)	In the event that such termination pursuant to subparagraph (a) occurs after the New Shares have been subscribed for by the Underwriters in accordance with Article 2(2)(a) of this Agreement, the procedures described in Article 10(1), (2) and (3) of this Agreement shall apply; provided, however, that each non-defaulting Underwriter may be required by the other Underwriters to acquire a number of New Shares at the Issue Price as corresponds on a proportionate basis to the portion of New Shares which each such non-defaulting Underwriter has agreed to purchase hereunder in relation to all the New Shares.
ARTICLE 12             COMMUNICATIONS
(1)	Language. Any document or information furnished or supplied in accordance or in connection with this Agreement shall, if not otherwise provided for herein, either be in the German or English language.
(2)	Form of Communications. All communications given hereunder shall be given by letter or telefax.
(3)	Addresses. Subject to written notes of change of address, all communications hereunder shall be given to the following addresses:
(a)	If to the Company: Deutsche Bank AG Große Gallusstraße 10-14 60313 Frankfurt am Main Attention: Dr. Alexander Brunckhorst Telefax: +49 (69) 9103 38587

(b)	If to the Underwriters to: UBS Limited 1 Finsbury Avenue London EC2M 2PP United Kingdom Attention: Norman Rafael Telefax: +44(20)733 62561
ARTICLE 13             GOVERNING LAW AND JURISDICTION
(1)	Governing Law. This Agreement and any non-contractual obligations arising out of or in relation to this Agreement shall in all respects be governed by and construed in accordance with German law.
(2)	Jurisdiction. The non-exclusive place of jurisdiction for any action or other legal proceeding arising out of or in connection with this Agreement is the district court (Landgericht) in Frankfurt am Main. In the event that any Underwriter or any Indemnified Person becomes subject to proceedings brought by a third party in connection with the Offering (the “U.S. Proceedings”) in any Federal court located in the State of New York (the “New York Court”), such Bank shall be entitled, without objection by the Company, either (i) to join the Company to the US Proceedings; and/or (ii) to bring separate proceedings for any breach of this Agreement and/or an indemnity against the Company or any other person in the New York Court, provided that such separate proceedings arise out of or are in connection with the subject matter of the US Proceedings. The Company has appointed Deutsche Bank AG New York branch, located at 60 Wall Street, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby that may be instituted in the New York Court by any Underwriter or by any Indemnified Person, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. To the extent the Company joins a U.S. Proceeding in a New York Court, it hereby irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution). Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon such Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.
ARTICLE 14             MISCELLANEOUS
(1)	Money Laundering. For purposes of identifying the contracting party and beneficial owner pursuant to Section 3(1) of the German Anti Money Laundering law (Geldwäschegesetz), the Company confirms that it conducts the arrangements made by this Agreement for its own account, in accordance with the terms of this Agreement.
(2)	Specific Instruction; No Advisory Role. The determination of the Subscription Price and the offering and sale of the Offer Shares at the Subscription Price or at any other price determined pursuant to the terms and conditions of the Underwriting Agreement shall constitute a specific instruction of the Company pursuant to Article 21 sub-section 1 sentence 1 of Directive 2004/39/EC of the European Parliament and Council and the relevant implementing legislation of the member states of the European Union (in particular Section 33a subsection 4 of the German Securities Trading Act (Wertpapierhandelsgesetz)). The Company acknowledges and agrees that the Underwriters are acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of the New Shares contemplated hereby (including in connection with determining the terms of the Offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, no such Underwriter is advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and such Underwriters shall have no responsibility or liability to the Company with respect thereto. Any review by such Underwriters of the Company, the transactions contemplated thereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company or any other person.
(3)	Schedules etc. All Schedules hereto form an integral part of this Agreement.
(4)	Business Day. For the purposes of this Agreement, “Business Day” shall be a day (excluding Saturdays and Sundays) on which banks are open for business (including dealings in foreign currencies) and exchanges are open for trading in Frankfurt am Main, New York and London.
(5)	Amendments to Agreement. Amendments to this Agreement shall only be made in writing. This shall also apply to amendments of this subsection (5).
(6)	Severability. Should any provision of this Agreement be or become invalid in whole or in part, the other provisions of this Agreement shall remain in force. Any invalid provision shall be deemed replaced by a valid provision which accomplishes as far as legally possible the economic effects of the invalid provision.
(7)	Counterparts. Each executed counterpart shall constitute an original of one and the same agreement.

DEUTSCHE BANK AKTIENGESELLSCHAFT
/s/ Rainer Rauleder           /s/ Thomas Michel
UBS LIMITED
/s/ Edouard de Vitry           /s/ Norman Rafael
BANCO SANTANDER S.A.
/s/ Norman Rafael           /s/ Eyke Gruening
COMMERZBANK AKTIENGESELLSCHAFT
/s/ Norman Rafael           /s/ Eyke Gruening
HSBC TRINKAUS & BURKHARDT AG
/s/ Norman Rafael           /s/ Eyke Gruening
ING BANK N.V.
/s/ Norman Rafael           /s/ Eyke Gruening
MERRILL LYNCH INTERNATIONAL
/s/ Norman Rafael           /s/ Eyke Gruening

MORGAN STANLEY BANK AG
/s/ Norman Rafael           /s/ Eyke Gruening
SOCIETE GENERALE
/s/ Norman Rafael           /s/ Eyke Gruening
OTHER UNDERWRITERS (as per Schedule II)
/s/ Norman Rafael           /s/ Eyke Gruening

Exhibit A
Investor Presentation/Ad hoc

For the documents contained in this Annex,
please see the two Free Writing Prospectuses
filed pursuant to Rule 433 on September 13, 2010
(Registration Statement No. 333-162195)

Schedule I
Subscription Offer

Schedule II
Commitment

	Underwriting	Number of
Name of Underwriter	quota	Offer Shares
Joint Bookrunners
UBS Limited	9,42%	29.066.218
Banco Santander S.A.	7,93%	24.485.124
COMMERZBANK Aktiengesellschaft	7,93%	24.485.124
HSBC Trinkaus & Burkhardt AG	7,93%	24.485.124
ING Bank N.V.	7,93%	24.485.124
Merrill Lynch International	7,93%	24.485.124
Morgan Stanley Bank AG	7,93%	24.485.124
SOCIETE GENERALE	7,93%	24.485.124
Co-Bookrunners
Banca IMI S.p.A.	2,30%	7.098.734
Banco Bilbao Vizcaya Argentaria, S.A.	2,30%	7.098.734
Barclays Bank PLC	2,30%	7.098.734
Citigroup Global Markets Limited	2,30%	7.098.734
CREDIT AGRICOLE CORPORATE & INVESTMENT BANK	2,30%	7.098.734
DZ BANK AG Deutsche Zentral-Genossenschaftsbank	2,30%	7.098.734
Landesbank Baden-Württemberg	2,30%	7.098.734
Lloyds TSB Bank plc	2,30%	7.098.734
Mediobanca — Banca di Credito Finanziario S.p.A.	2,30%	7.098.734
Standard Chartered Bank	2,30%	7.098.734
The Royal Bank of Scotland N.V. (London Branch)	2,30%	7.098.734
Co-Lead Managers
Bayerische Landesbank	0,75%	2.314.805
Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.	0,75%	2.314.805
DANSKE BANK A/S	0,75%	2.314.805
KBC SECURITIES NV	0,75%	2.314.805
Mizuho International plc	0,75%	2.314.805
MPS Capital Services S.p.A	0,75%	2.314.805
National Bank of Greece S.A.	0,75%	2.314.805
Natixis	0,75%	2.314.805
Nordea Bank AB	0,75%	2.314.805
Raiffeisen Centrobank AG	0,75%	2.314.805
UniCredit Bank AG	0,75%	2.314.805
Wells Fargo Securities International Limited	0,75%	2.314.805
WestLB AG	0,75%	2.314.805

	100%	308.640.625

Schedule III
Final Term Sheet
This term sheet supplements the Rights Offering Underwriting Agreement dated September 12, 2010 “Underwriting Agreement”). Based on Article 1(2) of the Underwriting Agreement and the VWAP (as defined in Article 1(2)(b) of the Underwriting Agreement) of € • on September 20, 2010, the Final Backstop Price/Subscription Price is hereby confirmed to amount to
€ • per New Share.
DEUTSCHE BANK AKTIENGESELLSCHAFT

UBS LIMITED
For itself and on behalf of the Underwriters

Schedule IV
Part 1
Form of German Legal Opinion
pursuant to Article 8 (1) (c) (i), 8 (2) (c) (i) and 8 (4) (d) (i)
Cleary Gottlieb Steen & Hamilton LLP
The following opinions subject to customary exceptions and qualifications:
          1. The Company is a stock corporation (Aktiengesellschaft) duly registered with the Commercial Register under docket number HRB 30000 and validly existing under the laws of Germany, with corporate power to own, lease and operate its properties and conduct its business as described in the Offer Documents and to enter into the Underwriting Agreement and perform its obligations thereunder.
          2. The Company has a registered share capital (eingetragenes Grundkapital) and an authorized share capital (genehmigtes Kapital) as described in the Offer Documents; all of the outstanding ordinary registered shares of the Company have been duly issued and conform to the description thereof in the Offer Documents; the aggregate share capital of the Company has been duly registered with the Commercial Register; and the outstanding ordinary registered shares of the Company are not subject to any transfer restrictions under the Articles of Association or applicable provisions of German law.
          3. Upon subscription and payment for the New Shares in accordance with the Underwriting Agreement, and upon registration of the implementation of the Capital Increase with the Commercial Register, the New Shares will be duly issued, fully paid and non-assessable, freely transferable under the laws of Germany and will conform to the description thereof in the Offer Documents.
          4. The Underwriting Agreement and the Agreement Among Managers have been duly authorized, executed and delivered by the Company and constitute legal, valid and binding and enforceable obligations of the Company. With respect to Section 57 of the German Stock Corporation Act (Aktiengesetz), we note that there is no case law on the issue of whether a stock corporation such as the Company may agree to provide indemnification of the type set forth in Article 6 of the Underwriting Agreement in transactions such as the Offering. Considering all circumstances of the Offering, the underlying statutory concepts (including the statutory liability of issuers for prospectuses pursuant to Sections 44 et seq. of the German Stock Exchange Act (Börsengesetz) and Sections 13 et seq. of the German Securities Sales Prospectus Act (Verkaufsprospektgesetz)), it is our view that Article 6 of the Underwriting Agreement does not violate Section 57 of the German Stock Corporation Act (Aktiengesetz).
          5. The execution by the Company of the Underwriting Agreement and Agreement Among Managers, the sale and delivery to the Underwriters of the New Shares by the Company pursuant to the Underwriting Agreement and the performance by the Company of its obligations under the Underwriting Agreement do not require any consent, approval, authorization, order, registration or qualification of or with any German stock exchange or any governmental authority of Germany, except for the registration of the implementation of the Capital Increase with the Commercial Register, the approval of any supplement (Nachtrag) to the German Prospectus, if any, by the BaFin, and the admission of the New Shares to trading and the inclusion in the existing quotation on the regulated market (Regulierter Markt) of the stock exchanges in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, as well as to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse).

          6. Upon publication of the German Prospectus (and the approval and publication of any supplement (Nachtrag) thereto, if any), the registration of the implementation of the Capital Increase with the Commercial Register and the admission of the New Shares to trading and the inclusion in the existing quotation on the regulated market (Regulierter Markt) of the stock exchanges in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, as well as to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), no consent, approval, authorization, order, registration or qualification of or with any German stock exchange or any governmental authority of Germany will be required in connection with the offering and sale of the New Shares.
          7. The issue of the New Shares, the Offering and the execution of the Underwriting Agreement and the performance by the Company of its obligations thereunder do not conflict with or result in a violation of the Articles of Association or applicable provisions of German law, provided that the German language subscription offer (Bezugsangebot) is published in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger) and in the Frankfurter Allgemeine Zeitung on [September 22], 2010 and [September 23], 2010, respectively, as provided in the Underwriting Agreement.
          8. The statements set forth (i) in the German Registration Document and the English Registration Document under the headings “Angaben über die Deutsche Bank”, “Information about Deutsche Bank”, “Angaben über das Kapital der Deutsche Bank Aktiengesellschaft”, “Description of Deutsche Bank AG’s Share Capital”, “Regulierung und Aufsicht—Regulierung und Aufsicht über Banken in Deutschland”, “Regulation and Supervision—Regulation and Supervision in Germany", in each case as amended and updated by the German Securities Note or the English Securities Note, as the case may be; and in the German Securities Note and the English Securities Note under the headings "Informationen über die angebotenen Neuen Aktien” and “Information about the offered New Shares”; in each case insofar as such statements purport to summarize certain provisions of the shares, including the New Shares, of the Company, the Articles of Association or applicable German law, provide a fair summary of such provisions.
          9. The statements set forth in the German Prospectus and the International Offering Circular under the headings “Besteuerung in der Bundesrepublik Deutschland” and “Taxation in the Federal Republic of Germany”, insofar as such statements purport to summarize certain tax laws of Germany, provide a fair summary of the principal German tax consequences for holders of the New Shares.
          10. All dividends declared and payable on the New Shares may under the laws and regulations of Germany be paid in freely convertible and transferable legal currency of Germany and the amount of the dividends may be transferred out of Germany, subject to certain restrictions in relation to specific countries, and furthermore subject to certain notification requirements, under the Foreign Trade Act (Außenwirtschaftsgesetz), the Foreign Trade Regulation (Außenwirtschaftsverordnung) and the Money Laundering Act (Geld-wäschegesetz).
          11. No stamp duties or registration, issue, documentary, transfer or similar taxes or duties are payable by or on behalf of the Underwriters to Germany or any political subdivision or taxing authority thereof or therein in connection with the sale or delivery of the New Shares to the Underwriters pursuant to the Underwriting Agreement or the sale or delivery of the New Shares to the investors as contemplated by the Underwriting Agreement.

Schedule IV
Part 2
Form of German Disclosure Letter
pursuant to Article 8 (1) (c) (i), 8 (2) (c) (i) and 8 (4) (d) (i)
Cleary Gottlieb Steen & Hamilton LLP
The following statement subject to customary exceptions and qualifications:
     Subject to and based on the foregoing and our understanding of the German stock exchange and prospectus laws and the experience we have gained in our practice thereunder, we advise you that no information has come to our attention that causes us to believe that the Offer Documents (except for the financial statements and other financial data, as well as other data based on or derived from accounting, controlling or risk management systems included therein, as to which we express no view) as of the date hereof, contain an untrue statement of a fact or omit to state a fact which is material for the assessment of the New Shares (für die Beurteilung der Wertpapiere wesentliche Angaben unrichtig oder unvollständig sind), all within the meaning of Section 13 of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) and Section 44 of the German Stock Exchange Act (Börsengesetz).

Schedule IV
Part 3
Form of US Legal Opinion
pursuant to Article 8 (1) (c) (i), 8 (2) (c) (i) and 8 (4) (d) (i)
Cleary Gottlieb Steen & Hamilton LLP
          The following opinions subject to customary exceptions and qualifications:
          1. The issuance and sale by the Company of the Securities to the Underwriters pursuant to the Underwriting Agreement and the performance by the Company of its obligations under the Underwriting Agreement (a) will not require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York that in our experience normally would be applicable to general business entities with respect to such sale or performance, except such as have been obtained or effected under the Securities Act and the Securities Exchange Act of 1934, as amended (but we express no opinion relating to any state securities or Blue Sky laws) and (b) do not result in a violation of any United States federal or New York State law or published rule or regulation that in our experience normally would be applicable to general business entities with respect to such sale or performance (but we express no opinion relating to the United States federal securities laws or any state securities or Blue Sky laws).
          2. The statements under the heading “Taxation — Material U.S. Federal Income Tax Considerations” in the Prospectus, insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Securities by a U.S. holder (as defined in the Prospectus).
          3. No registration of the Company under the United States Investment Company Act of 1940, as amended, is required for the offer and sale of the Securities by the Company in the manner contemplated by the Underwriting Agreement and the Prospectus and the application of the proceeds thereof as described in the Prospectus.

Schedule IV
Part 4
Form of US Disclosure Letter
pursuant to Article 8 (1) (c) (i), 8 (2) (c) (i) and 8 (4) (d) (i)
Cleary Gottlieb Steen & Hamilton LLP
          The following statements subject to customary exceptions and qualifications:
          (a) The Registration Statement (except the financial statements and schedules, the illustrative financial information in connection with the expected takeover of Deutsche Postbank AG, and other financial data included therein, as to which we express no view), at the time it became effective, and the Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder. In addition, we do not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Prospectus that are not filed or described as required.
          (b) The documents incorporated by reference in the Registration Statement and the Prospectus (except the financial statements and schedules and other financial data and management’s report on the effectiveness of internal control over financial reporting included therein, as to which we express no view), as of the respective dates of their filing with the Commission, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
          (c) No information has come to our attention that causes us to believe that the Registration Statement, including the documents incorporated by reference therein (except the financial statements and schedules, the illustrative financial information in connection with the expected takeover of Deutsche Postbank AG, and other financial data and management’s report on the effectiveness of internal control over financial reporting included therein, as to which we express no view), at the time it become effective, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
          (d) No information has come to our attention that causes us to believe that the Prospectus, including the documents incorporated by reference therein (except the financial statements and schedules, the illustrative financial information in connection with the expected takeover of Deutsche Postbank AG, and other financial data and management’s report on the effectiveness of internal control over financial reporting included in the Prospectus, as to which we express no view) as of the date thereof or hereof, contained an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Schedule V
Part 1
Form of German Legal Opinion
pursuant to Article 8 (1) (c) (ii), 8 (2) (c) (ii) and 8 (4) (d) (ii)
Hengeler Mueller
The following opinions subject to customary exceptions and qualifications:
(6)	Based upon and subject to the foregoing and subject as provided below, we are of the opinion that:
(a)	The Company is a stock corporation (Aktiengesellschaft) duly established and validly existing under the laws of Germany, registered with the commercial register of the Amtsgericht Frankfurt am Main under HRB 30000.

(b)	The Company has the corporate power to own its properties and to conduct its business as described in the Offer Documents.

(c)	The New Shares have been duly and validly authorized by the Resolutions. Subject to (i) subscription and payment pursuant to Article 2(1) of the Underwriting Agreement, (ii) the registration of the execution of the capital increase, and (iii) the delivery of the global share certificate pursuant to Article 2(3) of the Underwriting Agreement, the New Shares will be validly issued and will conform to the description of the New Shares in the Offer Documents. The New Shares are not subject to any transfer restrictions under the Articles of Association or applicable provisions of German law or any pre-emptive or similar rights, except as described in the Offer Documents.

(d)	The Underwriting Agreement and, to the extent governed by German law, the Accession Agreement, have been duly authorised, executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable in accordance with their terms.

(e)	Upon the filing and publication of the German Prospectus, no regulatory or governmental authorization, consent, approval, order or registration is required in Germany for the offering and sale of the New Shares, the execution and delivery of the Underwriting Agreement and the Accession Agreement by the Company and the performance of its obligations under the Underwriting Agreement and the Accession Agreement.

(f)	Neither the offering and subscription of the New Shares nor the execution and delivery of the Underwriting Agreement and the Accession Agreement and the performance by the Company of its obligations thereunder conflict with or result in a violation of any provision of the Articles of Association or applicable provisions of German law.

(g)	The statements set forth in the German Prospectus under the captions “Regulierung und Aufsicht” and “Besteuerung in der Bundesrepublik Deutschland” and the statements set forth in the International Offering Circular under the captions “Regulation and Supervision” and “Taxation in Germany”, insofar as they purport to constitute a description or summary of the legal issues or legal provisions referred to therein, represent fair descriptions or summaries of such issues or provisions and are correct in all material respects.

(h)	Except as described in the Offer Documents, all dividends and other distributions declared and payable on the New Shares may under the laws and regulations of Germany be paid in Euro which may be converted into foreign currency that may be freely transferred out of Germany, and no authorization, approval or consent of any court or governmental agency or body or any political subdivision thereof or of any stock exchange authorities of or in Germany is required to effect such payment, and, except as described in the Offer Documents, all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of Germany.

(i)	No stamp duties or registration, issue, documentary or similar taxes are payable in Germany in connection with the issue, offering and sale of the New Shares or the execution and delivery of the Underwriting Agreement.

Schedule V
Part 2
Form of German Disclosure Letter
pursuant to Article 8 (1) (c) (ii), 8 (2) (c) (ii) and 8 (4) (d) (ii)
Hengeler Mueller
The following statement subject to customary exceptions and qualifications
     Based upon and subject to the foregoing, our participation in such conferences and conversations and review of such records and documents and the enquiries we made as described above, our understanding of the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), the German Stock Exchange Act (Börsengesetz) as well as the Commission Regulation (EC) No 809/2004 of 29 April 2004 implementing Directive 2003/71/EC of the European Parliament and of the European Council and the experience we have gained in our practice thereunder, we confirm, however, that nothing has come to our attention that causes us to believe that the Offer Documents (except the financial statements and schedules and other financial accounting data as well as other data based on or derived from accounting, controlling or risk management systems included therein or statements or explanations relating thereto, as to which we express no view) contain an untrue or incomplete statement of, or omit to state, a fact which is material for the assessment of an investment in the New Shares (für die Beurteilung der Wertpapiere wesentliche Angaben unrichtig oder unvollständig sind), all within the meaning of § 5 of the German Securities Prospectus Act, § 13 of the German Securities Sales Prospectus Act, and § 44 of the German Stock Exchange Act.

Schedule VI
Part I
Form of US Legal Opinion
pursuant to Article 8 (1) (c) (iii), 8 (2) (c) (iii), 8 (4) (c) (iii)
Davis Polk & Wardwell LLP
     We are of the opinion that, assuming that the Underwriting Agreement has been duly authorized, executed and delivered by the Company insofar as German law is concerned, under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Article 13(2) of the Underwriting Agreement, validly and irrevocably submitted to the non-exclusive personal jurisdiction of any United States Federal court located in the State of New York (each a “New York Court”) in any action arising out of or relating to the Underwriting Agreement or the transactions contemplated thereby, has validly and irrevocably waived to the fullest extent it may effectively do so, any objection to the venue of a proceeding in any such New York Court, and has validly and irrevocably appointed the Authorized Agent as its authorized agent for the purpose described in Article 13(2) of the Underwriting Agreement; and service of process effected on such agent in the manner set forth in Article 13(2) of the Underwriting Agreement will be effective to confer valid personal jurisdiction on the Company.

Schedule VI
Part II
Form of US Legal Opinion
pursuant to Article 8 (1) (c) (iii), 8 (2) (c) (iii), 8 (4) (c) (iii)
Davis Polk & Wardwell LLP
     (i) The Registration Statement and the Prospectus appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the applicable rules and regulations of the Commission thereunder; and
     (ii) nothing has come to our attention that causes us to believe that, insofar as relevant to the offering of the Rights and the Shares:
     (a) on the date of the Underwriting Agreement, the Registration Statement contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and
     (b) [the Prospectus as of its date]1 [the Prospectus as of the date hereof]2 [the Prospectus as of [•], 2010 or as of the date hereof]3 [contained or] contains any untrue statement of a material fact or [omitted or] omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

[1]	Included in letter as of Approval Date only.

[2]	Included in letter as of Subscription Date only.

[3]	Included in letter as of Closing Dates only. Date reference to date of Final Term Sheet.

Schedule VII
Form of Legal Opinion
pursuant to Article 8 (1) (c) (iv), 8 (2) (c) (iv) and 8 (4) (d) (iv)
Legal Department of Deutsche Bank Aktiengesellschaft
The following opinions subject to customary exceptions and qualifications:
(1)	The Company is duly established and validly existing as a stock corporation (Aktiengesellschaft) under the laws of Germany with full corporate power and capacity to conduct its business in Germany.

(2)	The Company has full power and capacity to enter into the Agreements and to perform its obligations thereunder.

(3)	The Company has all permits, authorizations, approvals, orders, licenses, certificates and concessions issued by, and has made all declarations and filings with, the appropriate governmental agencies and regulatory or stock exchange authorities that are necessary for the ownership or lease of its properties or to conduct its business as described in the Offer Documents, except for such permits, authorizations, approvals, orders, licenses, certificates and concessions the failure to obtain which will not have a Material Adverse Effect.

(4)	The Agreements have been duly authorized, executed and delivered by the Company and constitute legal, valid and binding and enforceable obligations of the Company. With respect to Section 57 of the German Stock Corporation Act (Aktiengesetz), we note that there is no case law on the issue of whether a stock corporation such as the Company may agree to provide indemnification of the type set forth in Article 6 of the Underwriting Agreement or contribute to losses as set forth in Clause 1 of the Contribution Agreement in transactions such as the Offering. Considering all circumstances of the Offering, the underlying statutory concepts (including the statutory liability of issuers for prospectuses pursuant to Sections 44 et seq. of the German Stock Exchange Act (Börsengesetz) and Sections 13 et seq. of the German Securities Sales Prospectus Act (Verkaufsprospektgesetz)), it is our view that Article 6 of the Underwriting Agreement does not violate Section 57 of the German Stock Corporation Act (Aktiengesetz).

(5)	Neither the execution and delivery of the Agreements nor the performance by the Company of its obligations thereunder conflict with or result in a violation of any provision of the Articles of Association (Satzung) of the Company or any German law or regulation applicable to the Company.

(6)	Subject to paragraph (ix) above, no consent, authorisation, approval, license or order is required from any court or governmental agency or body in Germany for the execution and delivery of the Agreements and for the issue, sale and delivery of the New Shares pursuant to the Underwriting Agreement and for the performance by the Company of its obligations under the Agreements, and no filing or registration with any such court or governmental agency or body in Germany is required for such purposes, except for the registration of the implementation of the Capital Increase with the Commercial Register, the approval and notification to the competent authorities in the United Kingdom of any supplement (Nachtrag) to the German Securities Prospectus, if any, by the BaFin, and the admission of the New Shares to trading and the inclusion in the existing quotation on the regulated market (Regulierter Markt) of the stock exchanges in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, as well as to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse).

(7)	The issue of the New Shares, the Offering and the execution of the Agreements and the performance by the Company of its obligations thereunder do not conflict with or result in a violation of the Articles of Association (Satzung) or applicable provisions of German law, provided that the German language subscription offer (Bezugsangebot) is published in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger) and in the Frankfurter Allgemeine Zeitung on 22 September 2010 and 23 September 2010, respectively, as provided in the Underwriting Agreement.

(8)	Upon subscription and payment for the New Shares in accordance with the Underwriting Agreement, and upon registration of the implementation of the Capital Increase with the Commercial Register, the New Shares will be duly issued, fully paid and freely transferable under the laws of Germany and will conform to the description thereof in the Offer Documents.

(9)	The statements made in the German Prospectus and in the International Offering Circular under the captions “Regulierung und Aufsicht” / “Regulation and Supervision”; “Angaben über die Deutsche Bank” / “Information about Deutsche Bank”, “Angaben über das Kapital der Deutsche Bank Aktiengesellschaft” / “Description of Deutsche Bank’s Share Capital” constitute a fair summary of the provisions of German law described therein.

Schedule VIII
Form of Comfort Letters (IDW PS 910 and SAS 72)
pursuant to Article 8 (1) (d), 8 (2) (d) and 8 (4) (e)
KPMG AG Wirtschaftsprüfungsgesellschaft
KPMG AG Wirtschaftsprüfungsgesellschaft shall deliver comfort letters substantially in conformity with standards set forth under IDW PS 910 and SAS 72.

Schedule IX
Form of Officer’s Certificate
pursuant to Article 8 (1) (f), 8 (2) (e) and 8 (4) (f)
      Reference is made to the Underwriting Agreement, dated [•], 2010, (the “Underwriting Agreement”), among Deutsche Bank Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (the “Company”), UBS Limited, Banco Santander S.A., COMMERZBANK Aktiengesellschaft, HSBC Trinkaus & Burkhardt AG, ING Bank N.V., Merrill Lynch International, Morgan Stanley Bank AG and SOCIETE GENERALE as well as the other financial institutions named therein. Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in the Underwriting Agreement. [NAME], [TITLE], and [NAME], [TITLE], of the Company each hereby certifies that, to the best of his knowledge, after reasonable investigation:
(1)	The representations and warranties of the Company in the Underwriting Agreement are true and correct as of the date hereof as though made on and as of this date.

(2)	The Company has performed all obligations on its part to be performed or satisfied pursuant to the Underwriting Agreement on or prior to the date hereof.

(3)	No Material Adverse Event (as defined in Article 9 (1) of the Underwriting Agreement) has occurred on or prior to the date hereof.
IN WITNESS WHEREOF, each of the Undersigned has signed this certificate this _____ day of _____ .
___________________________________________
                             [Name and Title]
___________________________________________
                             [Name and Title]